ESS TECHNOLOGY, INC. 2001 ANNUAL REPORT



Taking the home digital revolution to the next level

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The digital revolution in the home is just beginning—and ESS Technology, Inc. is a driving force behind it. ESS is the world's leading supplier of high-performance, feature-packed semiconductors for the rapidly growing DVD market and a leading provider of application solutions for the growing consumer entertainment market. ESS chips are also driving a new and revolutionary concept in home entertainment: the Digital Home System—or DHS. This revolutionary new digital system will become the platform for integrating a wide range of entertainment and communication systems in the home. ESS is headquartered in Fremont, California, with R&D, sales, and technical support offices worldwide. The common stock of ESS Technology trades on the Nasdaq® under the symbol ESST. The company's web site is http://www.esstech.com.

Letter to Shareholders

Dear Shareholders,



I'm proud to report that 2001 was a year of achievement for ESS. Our vision of a digital world was validated. We successfully made the transition to becoming a leader in providing semiconductor solutions for the consumer home entertainment market. Most importantly, we have established a solid platform for future growth.

First, let me discuss the validation of our vision. For years, I have been talking about the emergence of digital technology and how it will transform the home and affect the way we live. We have been working hard in developing new digital technologies and products for the consumer electronics market, including processor chips for DVD, VCD, and MP3 players. In 2001, our vision proved correct, as both DVD and VCD became the two fastest growing consumer electronics products in history and the markets for them are still growing.

Since we anticipated that digital technology for the home was the wave of the future, we had a head start. Our foresight helped us successfully transition from a PC-centric component company to a mainstream digital consumer product solution provider and lead the growth of the market. In 2001, ESS demonstrated its success by capturing leadership in DVD chips with a 40% market share and over 60% of the VCD market. We believe that this is just the beginning. Today, just as the PC is the platform for business applications in the office, a new platform for digital home entertainment applications is emerging. Once again, ESS is demonstrating leadership by pioneering this new platform; a platform we believe will expand from a DVD player to integrate all digital home entertainment, information, and network applications. It becomes a centerpiece of the digital home.

The key to this evolution is the technologies that we have been developing. The flexibility and power of our chips and technology enables us to quickly, easily and cost effectively create and integrate new features, functions, and solutions for the digital home market. So, as the needs of the market grow and evolve, ESS is able to quickly introduce new products and applications to meet and lead the marketplace.

While we continue to develop technologies and products, we also plan for our resources to grow. In January 2002, we successfully completed our secondary public offering to raise capital for future growth. Another objective of this offering was to increase the stock float and make it more available and attractive to investors. We believe this is a necessary and important step to add resources and to build shareholder value.

In conclusion, I would like to thank all of our shareholders for your support. I would also like to thank and applaud the employees of ESS for their hard work and dedication making ESS a world leader in the digital consumer market. Together, we made 2001 a banner year for ESS. We feel that it is just the beginning—the best is yet to come.

Fred Chan
Chairman
ESS Technology, Inc.



Letter to Shareholders

Dear Shareholders,



I'm proud to report to you that 2001 was a very successful year for ESS Technology and proved that our vision of a digital revolution in home entertainment is correct. It also proved that our roadmap for becoming a major player in this market is correct.

The two achievements I'm most proud of from 2001 are that ESS became the world's leading supplier of DVD chips and we transformed ESS from the PC-centric company of two years ago to a consumer digital entertainment company. In 2002, over 90% of our revenues will come from our expanding consumer business.

The growth of our DVD business has been fantastic. Each quarter, we have seen significant unit and market share growth. We believe that we exited 2001 with over 40% of the total DVD market.

Our success in this rapidly growing market has been enabled by our world-class digital video technology and our ability to continue to innovate and add new features to our already feature-rich products enabling ESS to become the standard-setter for DVD players worldwide. We were the first company to introduce the new features such as the ability to play MP3 audio files, Kodak Picture CD and JPEG digital photos, WMA audio files, Sony's new SACD audio, and DVD-audio, along with many other new features.

Another factor in our DVD growth is ESS's success in selling into the different regions of Asia. In 2001, we continued our sales and marketing expansion into Japan and Korea where we won several important new designs. And we continued our dominant position as the leading supplier of digital video chips to the Chinese market. We believe the combination of our dominance in China and our successes in Japan and Korea will help ESS continue to be the leader in the fast-growing DVD market.

In addition to our success in the DVD market, we continued to be the market leader in VCD products for low-priced digital video players popular in the emerging countries of the world. We believe that this market will continue to grow for the next few years until it is replaced by DVD players. Altogether, ESS shipped 35 million digital video chips to the DVD and VCD markets in 2001, which is approximately one half of the total world market.

We are especially excited about the future. As our Chairman, Fred Chan, mentions in his letter, we see the future as being one where multiple digital entertainment capabilities are combined into a single entertainment system—the Digital Home System, or DHS. Already, we are seeing DVD players move in this direction by adding new audio and digital photography capabilities. This new entertainment platform will continue to evolve to include a DVD player, web browsing, hard drives for recording and storing TV shows and audio files, DVD recordable devices for archiving your audio and video content, and home networking so that the content and information stored in the DHS can be shared throughout the home. The DVD player is just the beginning, and ESS is working hard to become one of the leaders in this new market.

Our new DHS processors and products are in development and will begin to be introduced throughout 2002. These new products expand on ESS's world class digital video technology by adding communications, video and audio encoding, and set-top-box capabilities to our product line.

Lastly, I would like to express my appreciation to the employees of ESS who have made our present success possible. Our leadership position in the digital video market would not have been possible without the hard work, dedication, and creativity of our staff.

In conclusion, 2001 was a very busy and successful year. We grew profits and cash throughout the year, we completed the transition from a PC-centric company to a consumer products company and we captured the world leadership position for DVD chips. For 2002, our tasks are clear—we need to continue the success we had in 2001 by growing our share of the digital video market and introduce the new products that will enable ESS to become a world leader in the emerging digital home entertainment market.

I would also like to thank you, our shareholders, for your support and trust. Rest assured that the people of ESS will continue to work hard to increase the value of your investment in ESS Technology.

Robert Blair
President and CEO
ESS Technology, Inc.

NUMBER ONE MARKET SHARE IN DVD

In just a few short years, DVD has become the most successful consumer electronics entertainment product in history, quickly eclipsing the success of VCR, CD, and laser disc players. It's just the beginning. According to recent estimates by the Cahners In-Stat Group, the worldwide DVD player market will grow from approximately 18 million units sold in 2000 to a projected 60 million units in 2004.

Today, one company leads the world in producing high-quality, full-featured DVD semiconductors—ESS Technology, Inc. With our proven leadership in video, audio, and Video CD, it was a natural transition.

In consumer electronics, affordability is a key driver. When a product such as a DVD player reaches the $200 price point, it becomes affordable for virtually every consumer. Delivering more features and value to our customers has always been a hallmark of ESS. In DVD, it's no different. ESS DVD chips deliver more features at a lower cost than any others on the market, helping to drive down the overall cost of the DVD player and making it a true mass-market product.

THE BEGINNING OF A NEW ERA IN HOME ENTERTAINMENT

DVD is just the first step in a digital revolution that will transform home entertainment, communication, and more in this decade and beyond. The key is digital technology. Anything that can be translated into digital technology can be integrated into a digital system.

To bring that idea into perspective, it means that in one small box sitting next to the TV, a consumer can have video playback, video recording, telephone, photo display, music playback, music recording, and more. The possibilities are virtually unlimited. Recognizing this early on, ESS took the next step several years ago and began developing the Digital Home System™, or DHS.

DHS is destined to be the new platform for home entertainment, communication and more. As entertainment content moves from analog to digital, DHS systems allow one system processor to handle all of the tasks normally done by multiple individual processors.

At first, it will be the central system for managing digital video, audio, and Internet entertainment in the home. As time goes on, it will integrate virtually any digital electronics capability that a consumer may want. As a result, DHS will be available in many configurations to suit individual consumer needs and budgets. ESS sees a time when an electronics superstore will have a wall of DHS systems with a wide range of capabilities and price points. A college student may choose one with basic DVD and Internet capabilities, while a audiophile might select a high-end system that includes stereo surround sound and Dolby® digital capabilities as the centerpiece of a home theater system.

THE LAUNCH OF A NEW CONSUMER ELECTRONICS COMPANY: VIALTA, INC.

In 2000, ESS formed a wholly owned subsidiary, Vialta, Inc., as the vehicle to develop and market the DHS and other consumer electronics products. ESS would continue developing industry-leading semiconductors; Vialta would use those chips to create innovative consumer products. The strategy is proving successful. In 2001, ESS spun off Vialta, Inc. so that both ESS and Vialta could be better positioned for success in each of their own markets while giving investors better visibility into each company. Vialta has been developing digital home system products for almost two years and is now an independent consumer electronics manufacturer with a bright future.


DISC-5

Dolby is a registered trademark of Dolby Laboratories, Inc.

INTELLECTUAL CAPITAL IS OUR GREATEST RESOURCE

In technology, brains count. The intellectual resources of a technology company and its intellectual property are the foundation of its success and the building blocks of its future.

From the beginning, ESS has always been about engineering—creating better and more elegant ways to integrate more features and functions into a single piece of silicon at a lower cost. That's why more than two-thirds of our company are engineers, many with Masters and PhD degrees. It's this brainpower that drives innovation and new product development within our company. Today, ESS holds 15 U.S. patents and 11 foreign patents on its technologies, giving our products a technological and competitive edge.

A UNFAILING DEDICATION TO BE THE BEST

Throughout our history, ESS has been driven by a set of key objectives that have kept our competitive edge sharp—and ensure our success now and in the future:

- *Faster time-to-market.* The first product into any market usually captures that market. That's why ESS puts a major emphasis on being first—and our unique programmable semiconductor architecture helps us achieve it. In many cases, we can implement new features through software and get products to market in months—instead of the years it can take by designing a new chip from the silicon up.
- *Feature-rich products.* When customers believe they are getting maximum value for their dollar, they come back for more. Our programmable architecture lets us squeeze multiple digital capabilities into a single device. This ability also lets us quickly and easily customize chips to our customers' specifications to give them a unique competitive edge.
- *Low total system cost.* By integrating more features into one or two chips, ESS enables its customers to reduce chip count and board space in their products. This translates directly into a lower overall system cost, more price competitive products, and higher volumes.
- *Solid customer support.* ESS works closely with its customers to give them the features and the service they need in their products to be competitive and profitable. For instance, in China alone we maintain offices in Hong Kong, Shenzhen, Shanghai, and Beijing to give our customers the fastest possible service.

THE HIGHEST QUALITY, WORLD-CLASS MANUFACTURING

In addition to maintaining close customer contacts, a key element of success in semiconductors is having strong relationships with suppliers. For silicon wafer production, ESS works with two of the world's leading, state-of-the-art foundries: TSMC and UMC in Taiwan. These relationships keep us on the leading edge of semiconductor technology development, yield, lead-time, and cost effectiveness. This assures that ESS products will always be manufactured using the most advanced processes and geometries available.

LEVERAGING THE VALUE OF OUR LONG-TERM RELATIONSHIPS

While the world was slow to recognize it, China is now the Original Design Manufacturer of choice, with advanced, world-class manufacturing facilities, a large well-trained talent pool, and low manufacturing costs. In fact, many leading Japanese and Korean consumer electronics companies now have their DVD manufacturing in China. As a result, approximately 50% of the DVD players manufactured in 2001 were built in China.

China is also the fastest growing consumer electronics market in the world—and one of the largest growing markets for DVD systems. With income levels rising and consumer expectations increasing throughout China, this trend promises to continue.

In the Chinese consumer electronics market, ESS is one of the most successful suppliers. Key to our success is the strong relationships we have established with both Chinese electronics manufacturers and the Chinese government. These relationships have taken years to establish—and are something that few other companies have been successful in developing. They are also a key competitive advantage for ESS.

ESS provides the semiconductor design and components, while our partners provide the manufacturing expertise and capabilities. This close working relationship has helped ESS capture leadership positions in the Chinese Video CD and Super Video CD markets with more than a 60% market share, and now the global DVD market.

In addition to our partnerships in China, ESS has also established joint ventures with key manufacturers in other countries, including Japan, Korea, Taiwan, and Europe, as well as the U.S. This global focus gives us a solid and stable platform for growth in the years ahead.

EXPANDING OUR PORTFOLIO OF PRODUCTS AND PARTNERSHIPS

With the company on a solid financial footing in 2001, ESS continued to innovate and introduce a wealth of new products for a wide range of markets. In fact, the year was one of our most prolific ever in bringing new products to market. A key to this success is the ESS Programmable Multimedia Processor (PMP) architecture that enables us to create different products on the same architectural platform—and get them to market in record time at very competitive prices. Following are just a few highlights of the year.

THE NEW VIBRATTO™ FAMILY OF SINGLE-CHIP DVD SOLUTIONS

In 2001, ESS continued to lead the DVD market with the introduction of our new Vibratto™ family of single-chip DVD solutions. Adding features and reducing system costs are critical factors that drive the consumer market—and our new low cost, high value Vibratto family of single-chip DVD solutions is exactly what the DVD market needs to continue its rapid expansion.

The Vibratto family integrates video DACs and a built-in NTSC/PAL TV encoder with the ESS PMP architecture to provide a family of feature-rich DVD chips at very cost-effective prices. The first version of the Vibratto family includes four products with features such as DVD-audio, Progressive Scan output, MP3, Kodak Picture CD capability, Internet Web browsing, JPEG decode, karaoke functions, and 3D sound effects—all in a single chip with a programmable core to accommodate future applications and feature development. The Vibratto family offers our customers incredible value and promises to be the leading product of its kind on the market.

A VALUABLE NEW PARTNERSHIP WITH NEC

In November 2001, NEC Corporation and ESS formed an important strategic partnership. Under the agreement, ESS will develop enhanced versions of NEC's system controller chips used in digital consumer electronic devices. When combined with an NEC VR Series microprocessor, ESS system controller chips provide the features and performance for a wide range of smart digital consumer devices, including set-top boxes, thin client devices, and Internet appliances. This agreement is just another step towards realizing our Digital Home System strategy and developing a portfolio of products for the emerging digital consumer electronics market. This partnership also greatly enhances our market position in digital consumer electronic devices where NEC's MIPS-based processors have a leading market share.

ECONOMICAL HOME NETWORKING OVER HOME PHONE LINES

It's estimated that the number of home networking systems sold will grow from just under 5 million in 2000 to over 23 million by the end of 2004—an annual compound annual growth rate of 47%! To meet this demand, ESS introduced the SuperLink™ MLP16 chipset that lets home and small office PC users economically network PCs and share Internet access, files, and peripherals over their existing phone lines.

NEW SOLUTIONS FOR FASTER, EASIER INTERNET DIAL-UP ACCESS

Although the use of high-speed broadband is growing, more than 80% of the world still accesses the Internet using dial-up modems. To meet the needs of this huge and growing market, ESS introduced its new single-chip V.92 SuperLink™-M family of dial-up modem products. These chips reduce the time to establish a dial-up connection by up to 50%, and increase the speed of uploading Web pages by 60%.

PICTURE PERFECT SOLUTIONS FOR KODAK

The Eastman Kodak Company and ESS formed a partnership in 2001 to develop features for DVD players that let consumers view pictures from Kodak Picture CDs on TV sets. Instead of crowding around a PC monitor, this new capability lets consumers view their family snapshots in the comfort of their living rooms on their TVs—and even transmit photos to relatives instantly via the Internet. We believe that digital image viewing will soon be a required feature for all DVD systems and be another factor driving DVD growth.

A BRIGHT AND PROMISING PRESENT AND FUTURE

In 2001, ESS made the successful transition to a consumer focused company. Looking ahead, ESS is well positioned to both define, develop, and implement the new digital technologies and systems that will revolutionize home entertainment. DVD is just the beginning. As we continue to develop the Digital Home System and bring new and innovative features and capabilities to market, we expect to report many more new, exciting, and profitable milestones in the weeks, months, and years ahead.

The following data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and related notes thereto included elsewhere in this report. All of the data presented has been adjusted to give effect to the treatment of Vialta as a discontinued operation.

We derived the selected consolidated statement of operations data for the years ended December 31, 2001, 2000 and 1999 and the selected consolidated balance sheet data as of December 31, 2001 and 2000 from our audited consolidated financial statements appearing elsewhere in this report. We derived the selected consolidated statement of operations data for the years ended December 31, 1998 and 1997 and the selected consolidated balance sheet data as of December 31, 1999, 1998 and 1997 from our audited consolidated financial statements, which are not included in this report.

Years Ended December 31, (In thousands, except per share data)	2001	2000	1999	1998	1997
Statement of Operations Data:					
Net revenues	$271,380	$303,436	$310,651	$218,252	$249,517
Cost of revenues	180,231	192,452	191,529	182,417	171,859
Gross profit	91,149	110,984	119,122	35,835	77,658
Operating expenses:					
Research and development	27,957	27,832	36,028	30,529	29,471
In-process research and development	—	2,625	—	—	22,200
Selling, general and administrative	40,689	36,225	38,558	36,289	25,198
Operating income (loss)	22,503	44,302	44,536	(30,983)	789
Non-operating income (loss), net	(18,780)	41,810	4,666	1,478	2,183
Income (loss) before provision for income taxes	3,723	86,112	49,202	(29,505)	2,972
Provision for (benefit from) income taxes	(7,262)	22,946	7,877	(1,489)	13,838
Net income (loss) from continuing operations	10,985	63,166	41,325	(28,016)	(10,866)
Net income (loss) per share from continuing operations:					
Basic	$ 0.26	$ 1.49	$ 1.02	$ (0.68)	$ (0.27)
Diluted	$ 0.24	$ 1.37	$ 0.91	$ (0.68)	$ (0.27)
Shares used in calculating net income (loss) per share from continuing operations:					
Basic	42,274	42,548	40,640	40,955	39,593
Diluted	45,262	45,943	45,625	40,955	39,593
Balance Sheet Data:					
Cash, cash equivalents and short-term investments	$129,034	$ 58,838	$ 68,687	$ 82,471	$ 42,284
Working capital excluding net assets of discontinued operation (See Note 4)	156,966	138,541	85,228	81,124	74,238
Total assets	237,965	294,391	226,922	214,645	231,654
Current liabilities	54,056	73,901	72,804	72,573	60,547
Total shareholders' equity	$176,978	$211,429	$183,579	$142,072	$171,107

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations, as well as information contained in "Factors that May Affect Future Results" below and elsewhere in this Report, contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements include statements concerning the future of our industry, our product development, our business strategy, our future acquisitions, the continued acceptance and growth of our products, and our dependence on significant customers. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors. In some cases, these statements can be identified by terminologies such as "may," "will," "expect," "anticipate," "estimate," "continue," or other similar words.

Although we believe that the assumptions underlying the forward-looking statements contained in this Report are reasonable, they may be inaccurate. In light of the significant uncertainties inherent in the forward-looking statements included herein, the inclusion of such statements should not be regarded as a representation by us or any other person that the results or conditions described in such statements will be achieved.

Overview

We are a leading designer, developer and marketer of highly-integrated digital system processor chips. These chips are the primary processors driving digital video and audio players including DVD, video CD and MP3 players. Our chips use multiple processors and a programmable architecture that enable us to offer a broad array of features and functionality. We believe that multi-featured DVD players will serve as the platform for a digital home system, or DHS, integrating various digital home entertainment and information delivery products into a single box. We are also a supplier of chips for use in modems and similar communication products, and a supplier of PC audio chips. We outsource all of our chip fabrication and assembly as well as the majority of our test operations, allowing us to focus on our design and development strengths.

In April 2001, our board of directors adopted a plan to distribute all of our shares of Vialta, a startup company with historical losses that is developing a multi-featured DVD player with internet connectivity and other advanced features. The Vialta spin-off was completed on August 21, 2001. Vialta is reported separately as a discontinued operation.

In February 2000, we acquired NetRidium, a development stage company, for $5.3 million in cash. NetRidium is a developer of broadband communication products enabling high-speed networking over existing phone lines in the home. The acquisition was recorded using the purchase method of accounting and accordingly, the results of operations and cash flows of such acquisition have been included from the date of acquisition.

At the end of 1995, we purchased 16 acres of land in Fremont, California, on which we built our corporate campus. In October 2000, we sold the remaining undeveloped 4.32 acres of this land.

Critical Accounting Policies

Use of Estimates

The preparation of the financial statements and accompanying notes in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions related to the reporting of assets and liabilities and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Revenue Recognition

The Company provides for rebates and future returns based on historical experiences at the time revenue is recognized. Actual expenses may be different from management's estimate; such differences, if any, are recorded in the period they become known.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined by the first-in, first-out method. We write down inventories to net realizable value based on forecasted demand and market conditions. Actual demand and market conditions may be different from those projected by our management. This could have a material effect on our operating results and financial position. These charges have been included in cost of sales in our consolidated statements of operations.

Impairment of Long-Lived Assets

Pursuant to Statement of Financial Accounting Standards No. 121, "*Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*" ("SFAS 121"), the Company reviews long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. On January 1, 2002, SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), became effective. This standard supersedes SFAS No. 121 and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The adoption of SFAS No. 144 will not have a material effect on our financial statements.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of timing differences between the carrying amounts and the tax bases of assets and liabilities. U.S. deferred income taxes are not provided on all un-remitted earnings of the Company's foreign subsidiaries as such earnings are considered permanently invested. Assumptions underlying recognition of deferred tax assets and non-recognition of U.S. income tax on un-remitted earnings can change if our business plan is not achieved.

Results of Operations

Our consolidated financial information presents the net effect of the discontinued operation separate from the results of our continuing operations. Historical financial information has been reclassified to present consistently the discontinued operation. The discussion and analysis that follows below generally focus on the continuing operations. Inflation has not had any material impact on our business to date.

The following table sets forth certain operating data as a percentage of net revenues:

Years Ended December 31,	2001	2000	1999
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	66.4	63.4	61.7
Gross margin	33.6	36.6	38.3
Operating expenses:			
Research and development	10.3	9.2	11.6
In-process research and development	—	0.9	—
Selling, general and administrative	15.0	11.9	12.4
Operating income	8.3	14.6	14.3
Non-operating income (loss), net	(6.9)	13.8	1.5
Income before income taxes	1.4	28.4	15.8
Provision for (benefit from) income taxes	(2.6)	7.6	2.5
Net income from continuing operations	4.0%	20.8%	13.3%

Net Revenues

Net revenues were $271.4 million in 2001, $303.4 million in 2000 and $310.7 million in 1999. Net revenues decreased 11% from 2000 to 2001 primarily due to the continuing softness in the PC marketplace, which more than offset the growth in our DVD business. Net revenues from 2000 to 2001 decreased by $64.6 million in our PC audio business, decreased by $16.1 million in our video CD chip business, increased by $54.6 million in our DVD chip business and decreased by $6.0 million in our communication and other businesses. We expect our DVD chip business will continue to grow as a percentage of our net revenues, while our PC audio business continues to decline. Net revenues decreased 2% from 1999 to 2000 primarily due to the softness in the PC marketplace and a decrease in average selling prices in the PC audio markets, which more than offset the growth in our communication business and our video business (which consists of both our DVD chip and video CD chip product lines). Net revenues from 1999 to 2000 in our PC audio business decreased by $41.7 million, and increased in our video business by $19.0 million and $15.5 million in our communication and other businesses. International revenues accounted for approximately 97% of net revenues in 2001, 93% of net revenues in 2000 and 95% of net revenues in 1999. We expect that international sales will continue to remain a high percentage of our net revenues. Our international sales are denominated in U.S. dollars.

	Percentage of Net Revenues		
Years Ended December 31,	2001	2000	1999
DVD	37%	15%	4%
Video CD	40%	42%	45%
PC Audio	16%	35%	48%
Communication and Other	7%	8%	3%
Total	100%	100%	100%

Gross Profit

Gross profit was $91.1 million in 2001, $111.0 million in 2000 and $119.1 million in 1999, representing corresponding gross margins of 33.6% of net revenues in 2001, 36.6% of net revenues in 2000 and 38.3% of net revenues in 1999. The decrease in gross margin from 2000 to 2001 was primarily due to the underabsorption of fixed overhead: certain fixed costs remained relatively constant for the two periods, while production levels for 2001 were lower than for 2000. We recorded $7.0 million of excess and obsolete inventory charges during 2001, a decrease of $3.3 million from 2000. We expect gross margins to return to historic levels in the future, based upon an increasing percentage of our sales generated by our higher-margin DVD chip business. The decrease in gross margin from 1999 to 2000 was primarily due to $10.3 million in inventory charges in 2000. Excluding the $10.3 million inventory charges, gross margin would have been 39.5% of net revenues in 2000 compared to 38.3% of net revenues in 1999, due to higher-margin product mix partially offset by reduced average selling prices.

During 2000, we purchased inventory based on our then current sales forecast and our intent to build up inventory on key products from our foundries due to a forecasted tight wafer capacity. However, during 2001, the overall market for PC products declined significantly, and, as a result, the demand for these products did not meet our forecasts resulting in those inventory charges described above.

As a result of intense competition in our markets, we expect the overall average selling prices for our existing products to decline over the product life. We believe that in order to maintain or increase gross profit, we must achieve higher unit volume shipments, reduce costs, add new features and introduce new products.

Operating Expenses

Research and Development

Research and development expenses were $28.0 million, or 10.3% of net revenues, in 2001; $27.8 million or 9.2% of net revenues, in 2000; and $36.0 million, or 11.6% of net revenues, in 1999. The increase in research and development expenses from 2000 to 2001 was the result of normal variations in project workload. We expect that research and development will continue to be critical to our business as we introduce new products. The decrease in research and development expenses from 1999 to 2000 was primarily due to a decrease in internal projects and reimbursement of consulting and other services provided to Vialta.

Operating expenses in 2000 included an additional $2.6 million for in-process research and development due to the purchase of NetRidium, which is not included in the foregoing research and development expenses.

Selling, General and Administrative
Selling, general and administrative expenses were $40.7 million, or 15.0% of net revenues, in 2001; $36.2 million, or 11.9% of net revenues, in 2000; and $38.6 million, or 12.4% of net revenues, in 1999. The increase in selling, general and administrative expenses from 2000 to 2001 resulted primarily from the increase in legal expenses. The decrease in selling, general and administrative expenses from 1999 to 2000 resulted primarily from the completion of a co-operative marketing campaign and a decrease in bad debt expenses partially offset by an increase in salary and legal expenses. The Company expects selling, general and administrative expenses will remain relatively constant, at approximately 15–17% of net revenues in the foreseeable future.

Non-Operating Income (Loss), Net
Net non-operating income (loss) was $(18.8) million in 2001, $41.8 million in 2000 and $4.7 million in 1999. In 2001, net non-operating loss consisted primarily of a $21.2 million loss from the sale of 565,178 shares of Cisco Systems stock in June of 2001, partially offset by interest income and rental income from Vialta. In 2000, net non-operating income consisted primarily of a pre-tax gain of $35.0 million on our exchange of preferred stock in Komodo Technology for restricted shares of common stock of Cisco Systems in September 2000, in addition to a $2.9 million gain from the sale of land and property, plant and equipment, and $2.4 million of net interest income on cash, cash equivalents and short-term investments. In 1999, net non-operating income consisted primarily of interest income.

Income Taxes
During the fourth quarter of 1997, we established a wholly owned foreign subsidiary in the Cayman Islands, British West Indies, which has reduced our effective tax rate.

The Company's effective tax rate was (241)%, 37%, and 15% for 2001, 2000, and 1999, respectively. Our effective tax rate, excluding the provision taken on the exchange of Komodo Technology shares for Cisco Systems shares and subsequent sale of Cisco Systems stock, was 5% for 2001 and 17% for 2000. The Company used an estimated 40% tax rate on the $21.3 million loss from sale of the investment, which resulted in an $8.5 million tax benefit. The tax rate for 2001 of 5% was lower than the combined federal and state statutory rate of 40% primarily as a result of the lower foreign tax rate on earnings from the Company's foreign subsidiary that was considered to be permanently reinvested. The tax rate for 2000 of 17% was lower than the combined federal and state statutory rate of 40% primarily as a result of the lower foreign tax rate on earnings from the Company's foreign subsidiary that was considered to be permanently reinvested.

Net Income From Continuing Operations
Net income from continuing operations was $11.0 million in 2001, $63.2 million in 2000 and $41.3 million in 1999. The decreased net income from continuing operations during 2001 compared to 2000 was primarily due to the $21.2 million loss incurred on sale of investments in 2001, as compared to the $35.0 million gain recorded in 2000, the decrease in net revenues and the lower-margin product mix. The increased net income from continuing operations during 2000 compared to 1999 was primarily due to the $35.0 million gain on the Komodo investment and offset by an increase in inventory charges.

Net Loss From Discontinued Operation
Net loss from discontinued operation was $12.8 million in 2001, $14.9 million in 2000 and $1.2 million in 1999. The increased net loss from discontinued operation during 2001 compared to 2000 was primarily due to the $13.3 million loss from disposal of discontinued operation recorded in the first quarter of 2001 for the estimated spin-off cost and anticipated losses, net of minority interest, from operating the Vialta business between April 1, 2001 and the estimated completion date for the spin-off, which was completed earlier than estimated on August 21, 2001. The increased loss from discontinued operation during 2000 compared to 1999 was due to additional costs and expenses related to product development, expansion of operations and marketing activities of Vialta.

Eight Quarters Ended December 31, 2001

The following table sets forth our statement of operations data for each of the eight quarters ended December 31, 2001. All of the data presented has been restated to reflect Vialta as a discontinued operation. We believe that going forward we will be more seasonal, depending on the timing of customer orders and demand for the holiday season, which typically occur during the third and fourth quarters. The operating results for any quarter are not necessarily indicative of results for any future period.

	Quarter Ended							
(Unaudited, in thousands)	Mar. 31, 2000	Jun. 30, 2000	Sept. 30, 2000	Dec. 31, 2000	Mar. 31, 2001	Jun. 30, 2001	Sept. 30, 2001	Dec. 31, 2001
Net revenues	$83,597	$79,587	$87,714	$52,538	$50,808	$ 64,909	$72,397	$83,266
Cost of revenues	53,114	49,296	52,521	37,521	39,606	45,970	45,930	48,725
Gross profit	30,483	30,291	35,193	15,017	11,202	18,939	26,467	34,541
Operating expenses:								
Research and development	4,854	8,328	7,111	7,539	6,411	7,592	7,273	6,681
In-process research and development	2,625	—	—	—	—	—	—	—
Selling, general and administrative	8,592	9,638	10,946	7,049	8,666	8,917	11,686	11,420
Operating income (loss)	14,412	12,325	17,136	429	(3,875)	2,430	7,508	16,440
Non-operating income (loss), net	928	518	36,576	3,788	325	(20,795)	989	701
Income (loss) before income taxes	15,340	12,843	53,712	4,217	(3,550)	(18,365)	8,497	17,141
Provision for (benefit from) income taxes	3,054	2,127	17,183	582	(382)	(8,167)	425	862
Net income (loss) from continuing operations	$12,286	$10,716	$36,529	$ 3,635	$ (3,168)	$(10,198)	$ 8,072	$16,279

Liquidity and Capital Resources

Since inception, we have financed our cash requirements from cash generated by operations, the sale of equity securities, bank lines of credit and short-term and long-term debt. At December 31, 2001, we had cash, cash equivalents and short-term investments of $129.0 million and working capital (excluding net assets of the discontinued operation) of $157.0 million. At December 31, 2001, we had a $15.0 million unsecured line of credit, which will expire on May 1, 2002. We expect to be able to renew this line of credit. This line of credit requires us to maintain certain financial ratios and operating results. On December 31, 2001, we were in compliance with these borrowing criteria. There were no borrowings under the line of credit at December 31, 2001.

In 2001, we generated $93.5 million of cash from operating activities. This amount resulted primarily from the selling of inventories. We used $16.5 million of cash in investing activities, which consisted primarily of a net purchase of short-term investments, cash paid for the acquisition of SAS, other long-term investments and fixed asset purchases. We used $5.7 million of cash in financing activities, primarily as a result of using $14.3 million to repurchase Common Stock offset by the receipt of $8.6 million from the issuance of Common Stock under employee stock plans.

In 2000, we used $11.1 million of cash in operating activities. This amount resulted primarily from the increase in our inventories of $56.6 million and accounts receivable of $17.5 million, offset by the increase in income tax related liabilities of $15.7 million and the current year net income before non-cash charges (loss from discontinued operations, deprecation and amortization) of $85.4 million. We generated $14.1 million of cash from investing activities, which mainly resulted from our net sales of investments of $17.1 million, partially offset by the acquisition of property, plant and equipment and the acquisition of NetRidium. We used $17.7 million of cash in financing activities, which resulted primarily from using $27.8 million to repurchase shares of our Common Stock, which was partially offset by issuance of Common Stock under employee stock option plans.

In 1999, we generated $61.6 million of cash from operating activities. This amount resulted from current year net income before non-cash charges of $58.8 million, increase in accounts payable and accrued expenses of $13.6 million, offset by an increase of current assets net of liabilities of $2.8 million. We used $85.9 million of cash in investing activities, which resulted primarily from using $62.0 million to purchase shares of Vialta preferred stock, using $11.5 million to buy property, plant and equipment and using $14.6 million for the net purchase of short-term investment. We used $1.0 million of cash for financing activities.

We believe that our existing cash and cash equivalents as of December 31, 2001 together with short-term investments, the cash generated from operations, available borrowings under our line of credit and other financing options, will be sufficient to fund acquisitions of property and equipment and provide adequate working capital through at least the next twelve months. Capital expenditures for the next twelve months are anticipated to be approximately $1.0 million. We may also use cash to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we may evaluate potential acquisitions of or investment in such businesses, products or technologies owned by third parties.

On February 1, 2002, we announced that we had commenced a public offering of 4,800,000 shares of our common stock at a price of $19.38 per share. We sold 2,500,000 shares, and 2,300,000 shares were sold by selling shareholders—we did not receive any of the proceeds from the sale of shares by the selling shareholders: Annie M.H. Chan, the Annie M.H. Chan Living Trust and the Shiu Leung Chan & Annie M.H. Chan Gift Trust. We received the net proceeds of $45,550,000 on February 6, 2002, which will be used for general corporate purposes, which may include acquisitions of companies, acquisitions of technology and capital expenditures. Pending such uses, we intend to invest the net proceeds from the offering in short-term, interest bearing, investment grade securities.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 141 "Business Combinations," ("SFAS 141"). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. ESS's management believes that the adoption of SFAS 141 will not have a significant impact on the Company's financial statements.

In July 2001, the FASB issued Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets," ("SFAS 142"), which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. ESS believes that the adoption of SFAS 142 will not have a significant impact on the Company's financial position and results of operations.

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30. SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for the Company for all financial statements issued in fiscal 2002.

Factors That May Affect Future Results

Our business is highly dependent on the expansion of the consumer electronics market.

We have shifted our primary focus from the PC audio business to developing products primarily for the consumer digital video market. Since the second half of 2000, sales of video system processor chips to the DVD and video CD (including VCD and SVCD) player markets accounted for a majority of our net revenues. We expect that the consumer electronics market will continue to account for a significant portion of our net revenues for the foreseeable future. However, our strategy in this market may not be successful. Given the large installed base of VCRs and other consumer electronics products, coupled with the current economic environment, consumer spending on DVD players and other home electronics may not grow as anticipated.

Historically, sales of audio and modem chips to the PC market have accounted for a significant portion of our net revenues. However, we are no longer emphasizing this business and expect future sales in the PC market will continue to decline. If the decline in our sales to the PC market is not offset by an increase in sales to the consumer electronics market, our business, financial condition and results of operations would be materially adversely affected.

In addition, the potential decline in consumer confidence and consumer spending that may be occasioned by terrorist attacks or armed conflict could have a material adverse effect on our business, financial condition and results of operations. We have not yet determined the ultimate effect of the recent terrorist attacks and armed conflict on our results of operations.

Our quarterly operating results are subject to fluctuations that may cause volatility or a decline in the price of our stock.

Historically, our quarterly operating results have fluctuated significantly. Our future quarterly operating results will likely fluctuate from time to time and may not meet the expectations of securities analysts and investors in a particular future period. The price of our Common Stock could decline due to such fluctuations. The following factors may cause significant fluctuations in our future quarterly operating results:

- changes in demand for our products;
- changes in the mix of products sold and our revenue mix;
- charges related to excess inventory;
- seasonal customer demand;
- increasing pricing pressures;
- gain or loss of significant customers;
- the cyclical nature of the semiconductor industry;
- the timing of our and our competitors' new product announcements and introductions, and the market acceptance of new or enhanced versions of our and our customers' products;
- the timing of significant customer orders;
- availability and cost of raw materials;
- significant increases in expenses associated with the expansion of operations; and
- availability and cost of foundry capacity.

We often purchase inventory based on sales forecasts and if anticipated sales do not materialize, we may continue to experience significant inventory charges.

We currently place non-cancelable orders to purchase our products from independent foundries on an approximately three-month rolling basis, while our customers generally place purchase orders with us that may be cancelled without significant penalty less than four weeks prior to delivery. If anticipated sales and shipments in any quarter are cancelled or do not occur as quickly as expected, expense and inventory levels could be disproportionately high and we may be required to record significant inventory charges in our statement of operations in a particular period. We have experienced significant inventory charges in the past and we may continue to experience these charges in future periods.

Our research and development investments may fail to enhance our competitive position.

We invest a significant amount of time and resources in our research and development activities to maintain and enhance our competitive position. Technical innovations are inherently complex and require long development cycles and the commitment of extensive engineering resources. We incur substantial research and development costs to confirm the technical feasibility and commercial viability of a product that in the end may not be successful. If we are not able to successfully complete our research and development projects on a timely basis, we may face competitive disadvantages. There is no assurance that we will recover the development costs associated with these projects or that we will be able to secure the financial resources necessary to fund future research and development efforts.

One of our significant projects is the development of a next generation DVD system processor chip that will incorporate three independent processors and allow us to support additional features, including the Linux, PocketPC (formerly WinCE) and VxWorks operating systems. This will require a new architecture and a complete system on a chip design, which is extremely complex and may not be ultimately feasible. If we are unable to successfully develop this next generation DVD system processor chip, or complete other significant research and development projects, our business, financial condition and results of operations could be materially adversely affected.

We may need to acquire other companies or technologies to successfully compete in our industry and we may not be successful acquiring key targets or integrating these acquisitions with our business.

We will continue to regularly consider the acquisition of other companies or the products and technologies of other companies to complement our existing product offerings, improve our market coverage and enhance our technological capabilities. There may be technologies that we need to acquire or license in order to remain competitive. However, we may not be able to identify and consummate suitable acquisitions and investments. Acquisitions and investments carry risks that could have a material adverse effect on our business, financial condition and results of operations, including:

- the failure to integrate with existing products and corporate culture;
- the inability to retain key employees from the acquired company;
- diversion of management attention from other business concerns;
- the potential for large write-offs;
- issuances of equity securities dilutive to our existing shareholders; and
- the incurrence of substantial debt and assumption of unknown liabilities.

Our sales may fluctuate due to seasonality of customer demand.

Our customers have experienced and may continue to experience significant seasonality in the sales of their products, which affects their orders of our products. A majority of consumer home electronics products are sold during the holiday season. Consequently, as more of our chips are sold into the consumer electronics market, we expect a disproportionate amount of our sales to occur in the third and fourth quarters.

Our products are subject to increasing pricing pressures.

The markets for most of the applications for our chips are characterized by intense price competition. The willingness of original equipment manufacturers, or OEMs, to design our chips into their products depends, to a significant extent, upon our ability to sell our products at cost-effective prices. We expect the average selling prices of our existing products to decline significantly over the life of each product as the markets for our products mature and competition increases. If we are unable to reduce our costs sufficiently to offset declines in product prices or are unable to introduce more advanced products with higher margins, our gross margins may decline.

We may lose business to competitors who have significant competitive advantages.

Our existing and potential competitors consist principally of large domestic and international companies that have substantially greater financial, manufacturing, technical, marketing, distribution and other resources, greater intellectual property rights, broader product lines and longer-standing relationships with customers than we have. Our competitors also include a number of independent and emerging companies who may be able to better adapt to changing market conditions and customer demand. In addition, some of our current and potential competitors maintain their own semiconductor fabrication facilities and could benefit from certain capacity, cost and technical advantages.

DVD and video CD players face significant competition from video on demand, VCRs and other video formats. In addition, we expect that the DVD platform for the digital home system will face competition from other platforms including set-top-boxes, as well as multi-function game boxes being manufactured and sold by large companies. Some of our competitors may be more diversified than us and supply chips for multiple platforms. A decline in DVD sales may have a disproportionate affect on us as we shift our focus to this market. Any of these competitive factors could reduce our sales and market share and may force us to lower our prices, adversely affecting our business, financial condition and results of operations.

Our business is dependent upon retaining key personnel and attracting new employees.

Our success depends to a significant degree upon the continued contributions of Fred S.L. Chan, our Chairman of the Board, and Robert L. Blair, our President and CEO. In the past, Mr. Chan has served as our President and Chief Executive Officer besides being our Chairman of the Board and currently he serves as the Chairman of the Board of Vialta, our former subsidiary. Mr. Chan is critical to maintaining many of our key relationships with customers, suppliers and foundries in Asia. The loss of the services of Mr. Chan, Mr. Blair, or any of our other key executives could adversely affect our business. We may not be able to retain these employees and searching for their replacements could divert the attention of other senior management and increase our operating expenses. We currently do not maintain any key person life insurance.

To manage our future operations effectively, we will need to hire and retain additional management personnel, design personnel and software engineers. We may have difficulty recruiting these employees or integrating them into our business. If we lose the services of a significant number of our management personnel, design personnel or software engineers, the implementation of our business strategy could be disrupted.

Our customer base is highly concentrated, so the loss of a major customer could adversely affect our business.

A substantial portion of our net revenues has increasingly been derived from sales to a small number of our customers. During 2001, sales to our top five customers increased to approximately 73% of our net revenues, which includes sales through Dynax Electronics, our largest distributor. We expect this concentration of sales to continue along with other changes in the composition of our customer base. The reduction, delay or cancellation of orders from one or more major customers or the loss of one or more major customers could materially and adversely affect our business, financial condition and results of operations. In addition, any difficulty in collecting amounts due from one or more key customers could harm our financial condition.

We rely on a single distributor for a significant portion of our revenues and if this relationship deteriorates our financial results could be adversely affected.

During 2001, sales through Dynax Electronics, our largest distributor, increased to approximately 56% of our net revenues. Dynax Electronics is not subject to any minimum purchase requirements and can discontinue marketing any of our products at any time. In addition, Dynax Electronics has rights of return for unsold product and rights to pricing allowances to compensate for rapid, unexpected price changes. Our business would be adversely affected if our relationship with Dynax Electronics deteriorates or their financial condition were to decline. As our business grows, we may increasingly rely on distributors, which may reduce our exposure to future sales opportunities and impede our ability to accurately forecast product orders.

We may not be able to adequately protect our intellectual property rights from unauthorized use and we may be subject to claims of infringement of third-party intellectual property rights.

To protect our intellectual property rights we rely on a combination of patents, trademarks, copyrights and trade secret laws and confidentiality procedures. As of December 31, 2001, we had 15 patents granted in the United States. These patents will expire over time commencing in 2008 and ending in 2019. In addition, as of December 31, 2001, we had 11 corresponding foreign patents, which are going to expire over time commencing in 2002 (the patents expiring in 2002 consist of two audio-related Japanese patents) and ending in 2015. We cannot assure you that patents will be issued from any of our pending applications or applications in preparation or that any claims allowed from pending applications or applications in preparation will be of sufficient scope or strength. We may not be able to obtain patent protection in all countries where our products can be sold. Also, our competitors may be able to design around our patents. The laws of some foreign countries may not protect our products or intellectual property rights to the same extent as do the laws of the United States. We cannot assure you that the actions we have taken to protect our intellectual property will adequately prevent misappropriation of our technology or that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions. Litigation by or against us could result in significant expense and divert the efforts of our technical and management personnel, whether or not such litigation results in a favorable determination for us. Any claim, even if without merit, may require us to spend significant resources to develop non-infringing technology or enter into royalty or cross-licensing arrangements, which may not be available to us on acceptable terms, or at all. We may be required to pay substantial damages or cease the use and sale of infringing products, or both. In general, a successful claim of infringement against us in connection with the use of our technologies could adversely affect our business. In particular, if we lose either of the related modem cases, our results of operations could be significantly harmed. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. In the event of an adverse result in any such litigation our business could be materially harmed.

We have significant international sales and operations that are subject to the special risks of doing business outside the United States.

Substantially all of our sales have been to customers in Hong Kong, Taiwan, China, Korea, Japan, Malaysia, and Singapore. During 2001, sales to customers in Hong Kong, Taiwan and China were in excess of 89% of our net revenues. We expect that international sales will continue to represent a significant portion of our net revenues. In addition, substantially all of our products are manufactured, assembled and tested by independent third parties in Asia. There are special risks associated with conducting business outside of the United States, including:

- unexpected changes in legislative or regulatory requirements and related compliance problems;
- lack of adequate protection of our intellectual property rights;
- changes in diplomatic and trade relationships, including changes in most favored nations trading status;
- tariffs, quotas and other trade barriers and restrictions;
- longer payment cycles and greater difficulties in accounts receivable collection;
- potentially adverse taxes;
- difficulties in obtaining export licenses for technologies;
- language and other cultural differences, which may inhibit our sales and marketing efforts and create internal communication problems among our U.S. and foreign counterparts; and
- currency exchange risks.

Our products are manufactured by independent third parties.

We rely on independent foundries to manufacture all of our products. Substantially all of our products are currently manufactured by Taiwan Semiconductor Manufacturing Company, Ltd., or TSMC, and by United Microelectronics Corporation, or UMC. Our reliance on these or other independent foundries involves a number of risks, including:

- the possibility of an interruption or loss of manufacturing capacity;
- reduced control over delivery schedules, manufacturing yields and costs; and
- the inability to reduce our costs as rapidly as competitors who perform their own manufacturing and who are not bound by volume commitments to subcontractors at fixed prices.

Any failure of these third-party foundries to deliver products or otherwise perform as requested, could damage our relationships with our customers and harm our sales and financial results.

To address potential foundry capacity constraints in the future, we may be required to enter into arrangements, including equity investments in or loans to independent wafer manufacturers in exchange for guaranteed production capacity, joint ventures to own and operate foundries, or "take or pay" contracts that commit us to purchase specified quantities of wafers over extended periods. These arrangements could require us to commit substantial capital or to grant licenses to our technology. If we need to commit substantial capital, we may need to obtain additional debt or equity financing, which could result in dilution to our shareholders.

Because we purchase raw materials from a limited number of suppliers, we could experience disruptions or cost increases.

We depend on a limited number of suppliers to obtain adequate supplies of quality raw materials on a timely basis. We do not generally have guaranteed supply arrangements with our suppliers. If we have difficulty in obtaining materials in the future, alternative suppliers may not be available, or if available, these suppliers may not provide materials in a timely manner or on favorable terms. If we cannot obtain adequate materials for the manufacture of our products, we may be forced to pay higher prices, experience delays and our relationships with our customers may suffer.

We have extended sales cycles, which increase our costs in obtaining orders and reduce the predictability of our earnings.

Our potential customers often spend a significant amount of time to evaluate, test and integrate our products. Our sales cycles often last for several months and may last for up to a year or more. These longer sales cycles require us to invest significant resources prior to the generation of revenues and subject us to the risk that customers may not order our products as anticipated. In addition, orders expected in one quarter could shift to another because of the timing of customers' purchase decisions. Any cancellation or delay in ordering our products after a lengthy sales cycle could adversely affect our business.

Our products are subject to recall risks.

The greater integration of functions and complexity of our products increases the risk that our customers or end users could discover latent defects or subtle faults in our products. These discoveries could occur after substantial volumes of product have been shipped, which could result in material recalls and replacement costs. Product recalls could also divert the attention of our engineering personnel from our product development needs and could adversely impact our customer relationships. In addition, we could be subject to product liability claims that could distract management, increase costs and delay the introduction of new products.

The semiconductor industry is subject to cyclical variations in product supply and demand.

The semiconductor industry is subject to cyclical variations in product supply and demand. Downturns in the industry have been characterized by abrupt fluctuations in product demand, production over-capacity and accelerated decline of average selling prices. Current trade association data indicate that the semiconductor industry has experienced a severe downturn since the third quarter of 2000 and this downturn may continue for the foreseeable future. This downturn could harm our net revenues and gross margins if average selling prices continue to decline or demand falls. We cannot assure you that the market will stabilize or improve in the near term. A prolonged downturn in the semiconductor industry could materially and adversely impact our business and results of operations.

Our success within the semiconductor industry depends upon our ability to develop new products in response to rapid technological changes and evolving industry standards.

The semiconductor industry is characterized by rapid technological changes, evolving industry standards and product obsolescence. Our success is highly dependent upon the successful development and timely introduction of new products at competitive prices and performance levels. The success of new products depends on a number of factors, including:

- anticipation of market trends;
- timely completion of product development, design and testing;
- market acceptance of our products and the products of our customers;
- offering new products at competitive prices;
- meeting performance, quality and functionality requirements of customers and OEMs; and
- meeting the timing, volume and price requirements of customers and OEMs.

Our products are designed to conform to current specific industry standards, however we have no control of future modifications to these standards. Manufacturers may not continue to follow the current standards, which would make our products less desirable to manufacturers and reduce our sales. Our success is highly dependent upon our ability to develop new products in response to these changing industry standards.

We operate in highly competitive markets.

The markets in which we compete are intensely competitive and are characterized by rapid technological changes, price reductions and rapid product obsolescence. Competition typically occurs at the design stage, when customers evaluate alternative design approaches requiring integrated circuits. Because of shortened life cycles, there are frequent design win competitions for next generation systems.

We expect competition to increase in the future from existing competitors and from other companies that may enter our existing or future markets with products that may be provided at lower costs or provide higher levels of integration, higher performance or additional features. Advancements in technology can change the competitive environment in ways that may be adverse to us. For example, today's high-performance central processing units in PCs have enough excess computing capacity to perform many of the functions that formerly required a separate chip set, which has reduced demand for our PC audio chips. The announcements and commercial shipments of competitive products could adversely affect sales of our products and may result in increased price competition that would adversely affect the average selling prices and margins of our products.

The following factors may affect our ability to compete in our highly competitive markets:

- the price, quality and performance of our products and the products of our competitors;
- the timing and success of our new product introductions and those of our customers and competitors;
- the emergence of new multimedia standards;
- the development of technical innovations;
- ability to obtain adequate foundry capacity and sources of raw materials;
- the rate at which our customers integrate our products into their products;
- the number and nature of our competitors in a given market; and
- the protection of our intellectual property rights.

Foreign Exchange Risks

We fund our operations with cash generated by operations, the sale of marketable securities and short and long-term debt. As we operate primarily in Asia, we are exposed to market risk from changes in foreign exchange rates, which could affect our results of operations and financial condition. In order to reduce the risk from fluctuation in foreign exchange rates, our product sales and all of our arrangements with our foundry and test and assembly vendors are denominated in U.S. dollars. We have not entered into any currency hedging activities.

Interest Rate Risks

We also invest in short-term investments. Consequently, we are exposed to fluctuation in rates on these investments. Increases or decreases in interest rates generally translate into decreases and increases in the fair value of these investments. In addition, the credit worthiness of the issuer, relative values of alternative investments, the liquidity of the instrument, and other general market conditions may affect the fair values of interest rate sensitive investments. In order to reduce the risk from fluctuation in rates, we invest in highly liquid governmental notes and bonds with contractual maturities of less than two years. All of the investments have been classified as available for a sale, and at December 31, 2001, the fair market value of our investments approximated their costs.

Risk Associated with Investment

We are exposed to fluctuations due to changes in the market price of shares of Cisco Systems we hold as marketable securities. Since we do not use hedging instruments, these fluctuations could have an adverse impact on our net income should we decide to sell our remaining Cisco shares for a loss.

CONSOLIDATED BALANCE SHEETS
December 31, 2001 and 2000

December 31, (In thousands)	2001	2000[1]
Assets		
Cash and cash equivalents	$ 96,995	$ 25,715
Short-term investments	32,039	33,123
Accounts receivable, net	42,642	51,884
Inventories, net	37,452	98,940
Prepaid expenses and other assets	1,894	2,780
Net assets of discontinued operation, net of minority interest	—	46,131
Total current assets	211,022	258,573
Property, plant and equipment, net	22,438	31,081
Other assets	4,505	4,737
Total assets	$237,965	$294,391
Liabilities and Shareholders' Equity		
Accounts payable and accrued expenses	$ 49,173	$ 70,300
Income tax payable and deferred income taxes	4,883	3,601
Total current liabilities	54,056	73,901
Non-current deferred tax liability	6,931	9,061
Total liabilities	60,987	82,962
Commitments and Contingencies (Note 12)		
Shareholders' equity:		
Preferred stock, no par value, 10,000 shares authorized; none issued and outstanding	—	—
Common stock, no par value, 100,000 shares authorized; 42,334 and 42,133 shares issued and outstanding at December 31, 2001 and 2000, respectively	153,678	149,197
Other comprehensive loss	(1,374)	(7,378)
Retained earnings	24,674	69,610
Total shareholders' equity	176,978	211,429
Total liabilities and shareholders' equity	$237,965	$294,391

(1) Year 2000 amounts have been reclassified to reflect separately the results of Vialta, Inc. as a discontinued operation.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended December 31, 2001, 2000 and 1999

Years Ended December 31, (In thousands, except per share amounts)	2001	2000[(1)]	1999[(1)]
Net revenues	$271,380	$303,436	$310,651
Cost of revenues	180,231	192,452	191,529
Gross profit	91,149	110,984	119,122
Operating expenses:			
Research and development	27,957	27,832	36,028
In-process research and development	—	2,625	—
Selling, general and administrative	40,689	36,225	38,558
Operating income	22,503	44,302	44,536
Non-operating income (loss), net	(18,780)	41,810	4,666
Income before income taxes	3,723	86,112	49,202
Provision for (benefit from) income taxes	(7,262)	22,946	7,877
Net income from continuing operations	10,985	63,166	41,325
Discontinued operation, net of minority interest:			
Loss from discontinued operation, net of minority interest	(4,205)	(14,860)	(1,220)
Loss on disposal of discontinued operation, net of minority interest	(8,597)	—	—
Net income (loss)	$ (1,817)	$ 48,306	$ 40,105
Net income (loss) per share:			
Basic:			
Continuing operations	$ 0.26	$ 1.49	$ 1.02
Discontinued operation	(0.30)	(0.35)	(0.03)
	$ (0.04)	$ 1.14	$ 0.99
Diluted:			
Continuing operations	$ 0.24	$ 1.37	$ 0.91
Discontinued operation	(0.28)	(0.32)	(0.03)
	$ (0.04)	$ 1.05	$ 0.88
Shares used in calculating net income (loss) per share:			
Basic	42,274	42,548	40,640
Diluted	45,262	45,943	45,625

(1) Year 2000 and 1999 amounts have been reclassified to reflect separately the results of Vialta, Inc. as a discontinued operation.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended December 31, 2001, 2000 and 1999

(In thousands)	Common Stock Shares	Common Stock Amount	Other Comprehensive Loss	Retained Earnings	Total Shareholders' Equity
Balance at December 31, 1998	40,849	$137,312	$ —	$ 4,760	$142,072
Issuance of common stock upon exercise of options	1,138	2,683	—	—	2,683
Issuance of common stock for employee stock purchase plan	88	510	—	—	510
Income tax benefit on disqualifying disposition of common stock options	—	2,438	—	—	2,438
Repurchase of common stock	(703)	(2,346)	—	(1,883)	(4,229)
Net income	—	—	—	40,105	40,105
Balance at December 31, 1999	41,372	140,597	—	42,982	183,579
Issuance of common stock upon exercise of options	2,660	9,290	—	—	9,290
Issuance of common stock for employee stock purchase plan	74	837	—	—	837
Income tax benefit on disqualifying disposition of common stock options	—	4,639	—	—	4,639
Repurchase of common stock	(1,973)	(6,166)	—	(21,678)	(27,844)
Unrealized loss on marketable securities	—	—	(7,378)	—	(7,378)
Net income	—	—	—	48,306	48,306
Balance at December 31, 2000	42,133	149,197	(7,378)	69,610	211,429
Issuance of common stock upon exercise of options	1,772	8,174	—	—	8,174
Issuance of common stock for employee stock purchase plan	69	405	—	—	405
Income tax benefit on disqualifying disposition of common stock options	—	1,670	—	—	1,670
Repurchase of common stock	(1,640)	(5,768)	—	(8,544)	(14,312)
Unrealized loss on marketable securities	—	—	(6,705)	—	(6,705)
Net loss	—	—	—	(1,817)	(1,817)
Loss on sale of marketable security	—	—	12,709	—	12,709
Net book value of discontinued operation at date of spin-off	—	—	—	(34,575)	(34,575)
Balance at December 31, 2001	42,334	$153,678	$ (1,374)	$ 24,674	$176,978

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001, 2000 and 1999

Years Ended December 31, (In thousands)	2001	2000[1]	1999[1]
Cash flows from operating activities:			
Net income (loss)	$ (1,817)	$ 48,306	$ 40,105
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Loss from discontinued operation	12,802	14,860	1,220
Depreciation and amortization	14,640	15,005	15,127
Gain on sale of property, plant and equipment	—	(2,911)	—
Charges for in-process research and development	—	2,625	—
Net (gain) loss from sale of investments	12,709	(35,045)	—
Income tax benefit on disqualifying disposition of common stock options	1,670	4,639	2,438
Changes in assets and liabilities:			
Accounts receivable	9,242	(17,524)	3,259
Inventories	61,488	(56,593)	(19,465)
Prepaid expenses and other assets	286	1,153	12,039
Accounts payable and accrued expenses	(20,276)	(1,272)	13,642
Income tax payable and deferred income taxes	4,042	15,687	(6,744)
Net assets of discontinued operations	(1,246)	—	—
Net cash provided by (used in) operating activities	93,540	(11,070)	61,621
Cash flows from investing activities:			
Purchase of property, plant and equipment	(2,036)	(2,568)	(11,552)
Sale of property, plant and equipment	192	3,949	—
Purchase of short-term investments	(35,433)	(10,155)	(58,337)
Sale of short-term investments	13,788	29,869	46,782
Purchase of long-term investments	(2,100)	(2,640)	(3,000)
Cash paid for acquisitions	(2,072)	(4,266)	—
Purchase of Vialta stock	—	(100)	(62,000)
Sale of joint venture investments	—	—	2,183
Proceeds from sale of Cisco stock	11,134	—	—
Net cash provided by (used in) investing activities	(16,527)	14,089	(85,924)
Cash flows from financing activities:			
Repurchase of common stock	(14,312)	(27,844)	(4,229)
Issuance of common stock under employee stock plans and stock option plans	8,579	10,127	3,193
Net cash used in financing activities	(5,733)	(17,717)	(1,036)
Net increase(decrease) in cash and cash equivalents	71,280	(14,698)	(25,339)
Cash and cash equivalents at beginning of period	25,715	40,413	65,752
Cash and cash equivalents at end of period	$ 96,995	$ 25,715	$ 40,413
Supplemental disclosure of cash flow information:			
Cash paid for income taxes	$ 3,300	$ 5,795	$ 11,763
Cash refund for income taxes	$ 6,684	$ 3,975	$ —

(1) Year 2000 and 1999 amounts have been reclassified to reflect separately the results of Vialta, Inc. as a discontinued operation.

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Business

ESS Technology, Inc. and its subsidiaries ("ESS" or the "Company") is a leading designer, developer and marketer of highly-integrated digital system processor chips. These chips are the primary processors driving digital video and audio players, including DVD, video CD and MP3 players. ESS is also a supplier of chips for use in modems and other communication products and a supplier of PC audio chips. ESS out sources all of its chip fabrication and assembly operations, as well as the majority of its test operations.

The Company was incorporated in California in 1984 and became a public company in 1995. In April 1999, the Company established a subsidiary, Vialta, Inc. a Delaware corporation ("Vialta"), through which ESS planned to introduce various internet related products, including a multi-featured DVD player with internet connectivity and other advanced features. Vialta is headquartered in Fremont. As of December 31, 2000, ESS had a 62.1% ownership and voting interest in Vialta. On April 21, 2001, ESS's Board of Directors adopted a plan to distribute all of ESS's Vialta shares to ESS shareholders within twelve months thereafter. Effective as of August 21, 2001, ESS spun off Vialta by distributing to ESS's shareholders all 50.6 million shares of Vialta Class A Common Stock then held by ESS. As such Vialta is reported separately as a discontinued operation for all periods presented within ESS's financial statements. (See Note 4 and Note 14.)

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements and accompanying notes in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions related to the reporting of assets and liabilities and the disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Currency Translation

The Company's subsidiaries primarily use the U.S. dollar as their functional currency. Accordingly, assets and liabilities of these subsidiaries are translated using exchange rates in effect at the end of the period, except for non-monetary assets that are translated using historical exchange rates. Revenues and costs are translated using average exchange rates for the period, except for costs related to those balance sheet items that are translated using historical exchange rates. The resulting translation gains and losses are included in the Consolidated Statement of Operations as they are incurred.

Cash, Cash Equivalents, and Short-Term Investments

The Company considers all highly liquid investments with an initial maturity of 90 days or less to be cash equivalents and investments with original maturity dates of greater than 90 days to be short-term investments.

Short-term investments are comprised of primarily debt instruments and marketable securities. Short-term investments are accounted for as available-for-sale and are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of comprehensive income in shareholders' equity until realized in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Gains and losses on securities sold are based on the specific identification method and are included in gain on sale of equity securities.

Fair Value of Financial Instruments

The reported amounts of certain of the Company's financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable, accrued expenses and other current liabilities approximate fair value due to their short maturities. The carrying amount of the Vialta note payable (See Note 4 and Note 14.) approximates fair value because the contractual interest rate approximates the interest rate the Company could obtain on similar financing transactions.

Inventories

Inventories are stated at the lower of cost or market, with cost being determined by the first-in, first-out method. We write down inventories to net realizable value based on forecasted demand and market conditions. Actual demand and market conditions may be different from those projected by our management. This could have a material effect on our operating results and financial position. These charges have been included in cost of sales in our consolidated statements of operations.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is generally computed using the straight-line method over the estimated useful lives of the assets.

Building and building improvements	7–30 years
Machinery and equipment	3–5 years
Furniture and fixtures	3–5 years

Repairs and maintenance costs are expensed as incurred.

Other Assets

Other assets consist of investments, technical infrastructure and covenants not to compete.

Investment in over 50% owned companies are consolidated. Investments in 20% to 50% owned companies are accounted for using the equity method. Investments in less than 20% owned companies are accounted for using the cost method unless the Company can exercise significant influence or the investee is economically dependent upon the Company, in which case the equity method is used. The Company currently does not have any unconsolidated investments for which it accounts for under the equity method.

Technical infrastructure and covenants not to compete are amortized over estimated useful lives that range from 3 to 4 years.

Impairment of Long-Lived Assets

Pursuant to SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company reviews long-lived assets based upon a gross cash flow basis and will reserve for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be fully recoverable. On January 1, 2002, SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144") became effective. This standard supersedes SFAS No. 121 and requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired. The adoption of SFAS 144 will not have a material effect on our financial statements.

Revenue Recognition

The Company recognizes revenue upon the shipment of its products to the customers provided that the Company has received a signed purchase order, the price is fixed, the title has been transferred, collection of resulting receivables is probable, product returns are reasonably estimable, there are no customer acceptance requirements and there are no remaining significant obligations. For shipments to distributors under agreements allowing for return or credits, revenue is deferred until the distributor resells the product. The Company provides for future returns based on historical experiences at the time revenue is recognized.

Research and Development Costs

The Company expenses research and development costs as incurred.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of timing differences between the carrying amounts and the tax bases of assets and liabilities. U.S. deferred income taxes are provided on all un-remitted earnings of the Company's foreign subsidiaries as such earnings are considered permanently invested. Assumptions underlying recognition of deferred tax assets and non-recognition of U.S. income tax on un-remitted earnings can change if our business plan is not achieved.

Earnings (Loss) Per Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that would occur if securities or other contracts to issue Common Stock were exercised or converted into common stock.

Stock-Based Compensation

The Company accounts for stock-based compensation, including stock options granted and shares issued under the 1995 Employee Stock Purchase Plan, using the intrinsic value method prescribed in APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Compensation cost for stock options, if any, is recognized ratably over the vesting period. The Company's policy is to grant options with an exercise price equal to the quoted market price of the Company's stock on the grant date. The Company provides additional pro forma disclosures as required under SFAS No. 123, "Accounting for Stock-Based Compensation."

Accounting Policy for Minority Interest

Minority interest in subsidiary represents the minority stakeholders' proportionate share of net assets and results of operations of the Company's majority owned subsidiary. Sales of common stock of the Company's subsidiaries and purchases of such shares may result in changes in the Company's proportionate share of the subsidiaries' net assets. The Company reflects such changes as an element of minority interest. ESS spun off Vialta as of August 21, 2001, thereby eliminating the minority interest.

Risks and Uncertainties

The Company operates in one business segment that is characterized by rapid technological advances, changes in customer requirements and evolving industry standards. Any failure by the Company to anticipate or respond to such advances and changes could have a material adverse effect on its business and operating results.

Derivative and Hedging Instruments

Derivative instruments are recorded in the balance sheets at fair market value. Changes in the fair value of derivatives are recorded in Statements of Operations for the years covered. In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes accounting and reporting standards of derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. In July 1999, FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 deferred the effective date until fiscal year beginning after June 15, 2000. The Company's adoption of SFAS 137 as of January 1, 2001 did not have a significant effect on its financial position and results of operations. SFAS 137 requires that all derivative instruments be recorded on the balance sheet at their fair value.

Comprehensive Income (Loss)

Financial Accounting Standard No. 130 "Reporting Comprehensive Income," ("SFAS No. 130"), establishes a standard for the reporting and display of comprehensive income and its components within the financial statements. Comprehensive income is composed of two subsets, net income and other comprehensive income. Included in other comprehensive income for the Company is unrealized gains and losses on marketable securities, net of deferred tax. This adjustment is accumulated within the Consolidated Statement of Shareholders' Equity under the caption "Other Comprehensive Loss."

Industry Segments

In 1998, the Company adopted Statement of Financial Accounting Standard No. 131 "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 supersedes SFAS No. 14 and requires segment information be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments. The Company and its subsidiaries operate in one reportable segment: the semiconductor segment. From April 1999 to August 2001, ESS operated in two reportable segments—the semiconductor segment and the internet segment through its majority owned subsidiary Vialta. Effective as of August 21, 2001, ESS spun off Vialta by distributing to ESS's shareholders all 50.6 million shares of Vialta Class A common stock then held by ESS. Prior to 1999, the Company operated in a single business segment, semiconductor.

In the semiconductor segment, the Company designs, develops, supports and manufactures highly-integrated mixed-signal semiconductor solutions for DVD, Internet related semiconductor, communications, VCD/SVCD, and PC Audio applications.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash equivalents, short-term investments, and accounts receivable. By policy, the Company places its investments, other than U.S. Government Treasury instruments, only with financial institutions meeting its credit guidelines. Almost all of the Company's accounts receivable are derived from sales to manufacturers and distributors, in the consumer electronics, computer and communications markets. (See Note 11.)

Reclassifications

Certain reclassifications have been made in the prior years' financial statements to conform to the 2001 presentation.

Recent Accounting Pronouncements

In July 2001, the FASB issued SFAS No. 141 "Business Combinations," ("SFAS 141"). SFAS 141 requires the purchase method of accounting for business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. ESS's management believes that the adoption of SFAS 141 will not have a significant impact on the Company's financial statements.

In July 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") which is effective for fiscal years beginning after December 15, 2001. SFAS 142 requires, among other things, the discontinuance of goodwill amortization. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. ESS believes that the adoption of SFAS 142 will not have a significant impact on the Company's financial position and results of operations.

On October 3, 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supercedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." SFAS 144 applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30. SFAS 144 develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. Additionally, SFAS 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS 144 is effective for the Company for all financial statements issued in fiscal 2002.

3. Balance Sheet Components

December 31, (In thousands)	2001	2000
Cash and cash equivalents:		
Cash and money market accounts	$29,327	$ 23,597
U.S. government notes and bonds	67,541	1,991
Certificates of deposit	127	127
	$96,995	$ 25,715
Short-term investments:		
U.S. government notes and bonds	$30,931	$ 9,025
Marketable equity securities	3,615	36,029
Unrealized loss on marketable securities	(2,507)	(11,931)
Total	$32,039	$ 33,123
Accounts receivable:		
Accounts receivable	$43,541	$ 54,277
Less: Allowance for doubtful accounts	(899)	(2,393)
	$42,642	$ 51,884

(continued)

December 31, (In thousands)	2001	2000
Inventories:		
Raw materials	$ 20,807	$ 45,923
Work-in-process	10,918	21,301
Finished goods	5,727	31,716
	$ 37,452	$ 98,940
Property, plant and equipment:		
Land	$ 2,860	$ 2,860
Building and building improvements	22,766	22,796
Machinery and equipment	31,013	30,205
Furniture and fixtures	13,080	12,221
	69,719	68,082
Less: Accumulated depreciation and amortization	(47,281)	(37,001)
	$ 22,438	$ 31,081

Depreciation expense was approximately $9.6 million, $10.9 million and $9.2 million in 2001, 2000 and 1999, respectively.

December 31, (In thousands)	2001	2000
Other assets:		
Investments	$ 677	$ 1,358
Covenants not to compete	1,937	1,414
Technical infrastructure	533	1,495
Other	1,358	470
	$ 4,505	$ 4,737
Accounts payable:		
Payable to third parties	$ 10,283	$ 37,007
Payable to related party	113	650
	$ 10,396	$ 37,657
Accrued expenses:		
Accrued compensation costs	$ 5,927	$ 5,044
Accrued commission and royalties	18,655	12,073
Marketing and advertising related accruals	5,945	911
Deferred revenue margin related to distributor sales	1,571	5,761
Other accrued liabilities	6,679	8,854
	$ 38,777	$ 32,643

4. Discontinued Operation

As of December 31, 2000, ESS had a 62.1% ownership and voting interest in Vialta. On April 21, 2001, ESS's Board of Directors adopted a plan to distribute all of ESS's Vialta shares to ESS shareholders within twelve months thereafter. Effective as of August 21, 2001, ESS spun off Vialta by distributing to ESS's shareholders all 50.6 million shares of Vialta Class A common stock then held by ESS. For all periods presented, Vialta is accounted for as a discontinued operation in the Company's financial statements in accordance with APB No. 30. Amounts in the financial statements and related notes for all periods shown have been reclassified to reflect the discontinued operation.

For the period up to March 31, 2001, operating results for the discontinued operation are reported, net of minority interest, under "Loss from discontinued operation, net of minority interest" in the accompanying Statements of Operations. "Gain (loss) on disposal of discontinued operation, net of minority interest" in the accompanying Statements of Operations includes the initially estimated anticipated loss on the disposal of the discontinued operation and operating losses incurred between the measurement date and the estimated disposal date. Upon the distribution of Vialta shares on August 21, 2001, ESS recognized a $4.7 million gain within "Gain (loss) on disposal of discontinued operation, net of minority interest" because the Vialta spin-off occurred sooner than initially estimated.

The Company had initially estimated that the disposal of Vialta, assuming a tax-free distribution, would result in a total loss of $21.4 million, of which $13.3 million was assigned to ESS due to its 62.1% share ownership. Included in the estimate were a $1.1 million charge, net of minority interest, related to the spin-off of Vialta and a $12.2 million charge of anticipated operating losses, net of minority interest, from operating the Vialta business between April 1, 2001 and September 30, 2001, the initially estimated completion date for the spin-off.

For financial reporting purposes, the assets, liabilities and provision for losses of the discontinued operation are combined and classified in the accompanying Balance Sheets as of December 31, 2000, under "Net assets of discontinued operation."

Operating results through March 31, 2001 were recorded as "Loss from discontinued operation, net of minority interest." Since the Board of Directors approved the spin-off of Vialta prior to the finalization of March 31, 2001 financial statements, Vialta's operating loss from April 1, 2001 through April 21, 2001 (the measurement date) has been included in the estimated loss on the disposal of the discontinued operation, net of minority interest, under "Gain (loss) on disposal of discontinued operation, net of minority interest" in the accompanying Statements of Operations in the first quarter of 2001 (in thousands).

	Period From January 1, 2001 Through August 20, 2001	Year Ended December 31, 2000
Operating expenses	$ 21,482	$ 29,555
Net loss before minority interest	(18,468)	(23,289)
Loss attributable to minority interest	(6,912)	(8,429)
Loss from Vialta operation, net of minority interest	(11,556)	(14,860)
Expenses incurred in connection with spin-off of Vialta	(1,246)	—
Loss from and on disposal of Vialta operation, net of minority interest	$(12,802)	$(14,860)

Summarized below are the assets and liabilities of the Vialta business in the accompanying Balance Sheets under "Net assets of discontinued operation, net of minority interest" (in thousands).

December 31,	2000
Assets:	
Cash and cash equivalents	$109,378
Short-term investments	27,112
Inventories	2,057
Prepaid expenses and other current assets	4,857
Property, plant and equipment	9,230
Other assets	1,057
Total assets	153,691
Liabilities:	
Accounts payable	1,376
Accrued expenses and other current liabilities	2,218
Payable to related parties	30,000
Total liabilities	33,594
Minority interest	73,966
Provision for losses	—
Net assets of discontinued operation, net of minority interest	$ 46,131

5. Debt

We have an unsecured line of credit agreement with a foreign bank of $15 million, which will expire on May 1, 2002. We expect to be able to renew this line of credit. Under the terms of the agreement, we may borrow at a fixed rate of LIBOR plus 1.5% or a variable rate at the foreign bank's reference rate. The line of credit requires the Company to achieve certain financial ratios and operating results. During December 31, 2001, we were in compliance with its borrowing criteria. There were no borrowings under the line of credit as of December 31, 2001.

6. Income Taxes

Income before provision for (benefit from) income taxes consisted of the following (in thousands):

Years Ended December 31,	2001	2000	1999
Domestic	$(24,886)	$44,024	$16,724
Foreign	28,609	42,088	32,478
	$ 3,723	$86,112	$49,202

Provision for (benefit from) income taxes consisted of the following (in thousands):

Years Ended December 31,	2001	2000	1999
Current:			
Federal	$ 4,310	$ 4,630	$11,851
State	29	904	2,123
Foreign	42	—	49
	4,381	5,534	14,023
Deferred:			
Federal	(10,505)	15,169	(4,818)
State	(1,138)	2,243	(1,328)
	(11,643)	17,412	(6,146)
Total	$ (7,262)	$22,946	$ 7,877

Reconciliation between the provisions for (benefit from) income taxes computed at the federal statutory rate of 35% for the years ended December 31, 2001, 2000 and 1999 and the provision for (benefit from) income taxes is as follows (in thousands):

Years Ended December 31,	2001	2000	1999
Provision at statutory rate	$ 1,303	$ 21,988	$ 17,221
Tax cost (benefit) related to foreign jurisdictions	(11,275)	(16,672)	(12,204)
State income taxes, net of federal tax benefit	171	2,898	1,034
General business credit	(800)	(227)	—
Nondeductible research and development costs	812	5,474	1,826
Vialta valuation allowance	—	9,485	—
Other	2,527	—	—
Provision for (benefit from) income taxes	$ (7,262)	$ 22,946	$ 7,877

Deferred tax assets (liabilities) are comprised of the following (in thousands):

December 31,	2001	2000
Current:		
State income taxes	$ 1	$ 1
Accounts receivable and inventory reserves	1,083	2,053
Accrued liabilities	2,015	2,949
Legal reserves and other	(764)	1,004
Deferred tax asset arising from unrealized loss on investments	1,018	4,553
Deferred stock gain	(1,466)	(14,653)
Current deferred tax asset (liability)	$ 1,887	$ (4,093)
Non-current:		
Depreciation and amortization	$ 2,208	$ 1,992
Un-remitted earning from a foreign subsidiary	(9,139)	(9,139)
Covenants not to compete and technical infrastructure	—	(1,914)
Non-current deferred tax liability	$(6,931)	$ (9,061)

7. Shareholders' Equity

Common Stock

On each of July 15, 2000 and February 13, 2001, the Company's Board of Directors authorized the repurchase, at management's discretion, of up to 2 million shares of the Company's Common Stock, respectively, at market prices and as market and business conditions warrant. As of December 31, 2001, we had repurchased 3,612,600 shares, at market prices ranging from $5.13 to $17.97 per share under these programs. Upon repurchase, the shares have been retired.

On October 24, 2001, the Company's Board of Directors authorized the repurchase, at management's discretion, of up to 2 million shares of the Company's Common Stock at market prices and as market and business conditions warrant. As of December 31, 2001, we had not made any repurchases under this program.

1992 Stock Option Plan

In January 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"). The Company authorized 6,966,000 shares to be reserved for issuance under the 1992 Plan. In December 1999, the Company modified the vesting schedule for subsequent options grants such that initial grants would generally vest 25% at the end of the first year, after the date of the date of grant and ratably thereafter over the remaining vesting period. Other grants would vest ratably over the vesting term.

This plan is no longer active and we will no longer issue options under this plan. The 1992 Plan terminates in January 2002, however, outstanding options issued under this plan will remain exercisable.

1995 Equity Incentive Plan

In August 1995, the Company adopted the 1995 Equity Incentive Plan (the "Incentive Plan"), which provides for the grant of stock options and stock bonuses and the issuance of restricted stock by the Company to its employees, directors and others. The Company has reserved 3,000,000 shares of the Company's Common Stock for issuance under the Incentive Plan. The terms of the Incentive Plan are generally similar to those of the 1992 Plan outlined above.

1995 Employee Stock Purchase Plan

In August 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the "Purchase Plan") and reserved a total of 225,000 shares of the Company's Common Stock for issuance thereunder. The Purchase Plan, as amended in May 1998, authorizes the issuance of 425,000 shares under the Purchase Plan. The Purchase Plan, as amended in May 2000, authorizes the issuance of 625,000 shares under the Purchase Plan. The Purchase Plan, as amended in April 2001, authorizes the issuance of 925,000 shares under the Purchase Plan. The Purchase Plan permits eligible employees to acquire shares of the Company's Common Stock through payroll deductions at a price equal to the lower of 85% of the fair market value of the Company's common stock at the beginning of the offering period or on the purchase date. The purchase Plan was amended as of April 21, 2001. The amended plan provides a 24-month rolling period beginning on each Enrollment Date, and the purchase price will be automatically adjusted to reflect the lower enrollment price. As of December 31, 2001, 438,027 shares have been issued under the Purchase Plan.

1995 Directors Stock Option Plan

In August 1995, the Company adopted the 1995 Directors Stock Option Plan (the "Directors Plan") and reserved a total of 300,000 shares of the Company's Common Stock for issuance thereunder. The Director's Plan, as amended in April 2001, authorizes the issuance of 600,000 shares under the Directors Stock Option Plan. The Directors Plan allows for granting of stock options to members of the Board of Directors of the Company. The plan was amended as of April 21, 2001 to increase the number of options granted to new Board members and options granted subsequent to their initial appointment to the Board.

1997 Equity Incentive Plan

In May 1997, the Company adopted the 1997 Equity Incentive Plan (the "1997 Incentive Plan") and reserved a total of 3,000,000 shares of the Company's Common Stock for issuance thereunder. The 1997 Incentive Plan, as amended in May 1998, authorizes the issuance of 5,000,000 shares under the 1997 Incentive Plan. The 1997 Incentive Plan, as amended in April 2000, authorizes the issuance of 7,500,000 shares under the 1997 Incentive Plan. The 1997 Incentive Plan, as amended in May 2001, authorizes the issuance of 10,000,000 shares under the 1997 Incentive Plan. The vesting schedule of the 1997 Incentive Plan are generally similar to those of the 1992 Plan outlined above.

Platform Stock Option Plan

In June 1997, in connection with the acquisition of Platform Technologies, Inc. ("Platform"), the Company assumed the Platform Stock Option Plan (the "Platform Plan"). The Company does not plan to issue any additional options under the Platform Plan and has reserved approximately 954,000 shares of Common Stock for issuance under the Platform Plan pursuant to the exercise of options that were outstanding at the time of the Platform acquisition. The Platform options vest ratably over four years.

Summary of Stock Option Activity

Transactions under the Company's various stock option plans are summarized as follows (in thousands, except per share amounts):

	Available for Grant	Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 1998	4,198	7,230	$ 2.79
Authorized	(1,306)	—	—
Granted	(2,184)	2,184	11.21
Exercised	—	(1,138)	2.38
Canceled	747	(747)	4.10
Balance at December 31, 1999	1,455	7,529	5.14
Authorized	2,500	—	—
Granted	(3,150)	3,150	15.36
Exercised	—	(2,660)	3.49
Canceled	1,867	(1,867)	8.77
Balance at December 31, 2000	2,672	6,152	9.99
Authorized	2,800	—	—
Granted	(4,184)	4,184	6.42
Exercised	—	(1,772)	4.74
Canceled	1,045	(1,045)	9.00
Balance at December 31, 2001	2,333	7,519	$ 8.34

The weighted average fair value of options granted during the years ended December 31, 2001, 2000 and 1999 were $3.75, $9.37 and $6.19, respectively.

The following table summarizes information about stock options outstanding at December 31, 2001 (in thousands, except per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2001	Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 0.03– 4.44	692	4.64	$ 2.77	476	$ 2.55
4.45– 4.88	3,081	6.54	4.88	333	4.88
4.89– 6.99	645	8.33	5.89	32	4.74
7.00–12.14	804	8.49	9.50	100	8.53
12.15–13.19	969	6.38	12.92	188	12.58
13.20–29.25	1,328	6.44	16.45	417	17.57
Total	7,519	6.69	$ 8.34	1,546	$ 8.76

At December 31, 2001, 2000 and 1999, options to purchase approximately 1,546,000, 2,069,000, and 3,112,000 shares, were exercisable at an average exercise price of $8.76, $5.68 and $2.89, respectively.

Fair Value Disclosures

The Company's pro forma net income (loss) and pro forma net income (loss) per share would have been as follows had compensation costs for options granted under the Company's option plans and shares purchased under the Company's 1995 Employee Stock Purchase Plan been determined based on the fair value at the grant dates, as prescribed in SFAS 123 (in thousands, except per share amounts):

Years Ended December 31,	2001	2000	1999
Net income (loss):			
As reported	$ (1,817)	$48,306	$40,105
Pro forma	(13,099)	26,538	31,990
Net income (loss) per share—basic:			
As reported	(0.04)	1.14	0.99
Pro forma	(0.31)	0.62	0.79
Net income (loss) per share—diluted:			
As reported	(0.04)	1.05	0.88
Pro forma	$ (0.29)	$ 0.58	$ 0.70

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Employee Stock Options		
	2001	2000	1999
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	4.43%	6.00%	5.75%
Expected volatility	90%	60%	80%
Expected life (in years)	3	4	5

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Sales under the Purchase Plan in 2001, 2000 and 1999 were approximately 69,000 shares, 74,000 shares and 88,000 shares respectively, at an average price per share of $5.78, $11.24 and $5.95 respectively. Pro forma compensation expense for the grant date fair value, as defined by

SFAS 123, of the purchase rights granted under the Purchase Plan was calculated using the Black-Scholes model with the following assumptions for 2001, 2000 and 1999:

	1995 Employee Stock Purchase Plan		
	2001	2000	1999
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free interest rate	4.43%	6.00%	5.75%
Expected volatility	90%	60%	80%
Expected life (in months)	6	6	6
Weighted average grant date fair value	$3.92	$4.30	$2.58

Because additional option grants are expected to be made each year, the above pro forma disclosures are not representative of pro forma effects of reported net income (loss) for future years.

8. Earnings Per Share

EPS is calculated in accordance with the provisions of SFAS No. 128 "Earnings Per Share" ("SFAS 128"). SFAS No. 128, requires the Company to report both basic EPS, which is based on the weighted average number of common shares outstanding, and diluted earnings per share, which is based on the weighted average number of common shares outstanding and all dilutive potential common shares outstanding.

In addition to net income (loss) per share, the Company has also reported per share amounts on the separate income statement components required by Accounting Principles Board Opinion No. 30, "Reporting the Results of Operation—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30") (in thousands, except per share amounts).

Year Ended December 31, 2001	Net Income (Loss)	Shares	Per Share Amount
Basic EPS from continuing operations	$ 10,985	42,274	$ 0.26
Basic EPS from discontinued operation	(12,802)	42,274	(0.30)
Basic EPS	(1,817)	42,274	(0.04)
Effects of Dilutive Securities: Stock options		2,988	
Diluted EPS from continuing operations	10,985	45,262	0.24
Diluted EPS from discontinued operation	(12,802)	45,262	(0.28)
Diluted EPS	$ (1,817)	45,262	$(0.04)

Year Ended December 31, 2000	Net Income (Loss)	Shares	Per Share Amount
Basic EPS from continuing operations	$ 63,166	42,548	$ 1.49
Basic EPS from discontinued operation	(14,860)	42,548	(0.35)
Basic EPS	48,306	42,548	1.14
Effects of Dilutive Securities: Stock options		3,395	
Diluted EPS from continuing operations	63,166	45,943	1.37
Diluted EPS from discontinued operation	(14,860)	45,943	(0.32)
Diluted EPS	$ 48,306	45,943	$ 1.05

Year Ended December 31, 1999	Net Income (Loss)	Shares	Per Share Amount
Basic EPS from continuing operations	$41,325	40,640	$ 1.02
Basic EPS from discontinued operation	(1,220)	40,640	(0.03)
Basic EPS	40,105	40,640	0.99
Effects of Dilutive Securities: Stock options		4,985	
Diluted EPS from continuing operations	41,325	45,625	0.91
Diluted EPS from discontinued operation	(1,220)	45,625	(0.03)
Diluted EPS	$40,105	45,625	$ 0.88

For the years ended December 31, 2001, 2000 and 1999, there were options to purchase approximately 2,540,000, 157,000 and 124,000 shares of the Company's Common Stock with exercise prices greater than the weighted average market value of such Common Stock, respectively. These options were excluded from the calculation of diluted earnings per share.

9. Non-Operating Income (Loss), Net

The following table lists the major components of Non-Operating Income (Loss) for the years ended December 31, 2001, 2000 and 1999, respectively (in thousands).

Years Ended December 31,	2001	2000	1999
Interest income	$ 2,019	$ 2,428	$3,841
Gain on exchange of Komodo shares to Cisco shares	—	35,045	—
Sales of Cisco Stock	(21,187)	—	—
Vialta rental income	640	—	—
Gain on sale of property, plant and equipment	—	2,896	—
Other	(252)	1,441	825
Total Non-Operating Income	$(18,780)	$41,810	$4,666

10. Comprehensive Income (Loss)

Comprehensive income (loss) is comprised of net income (loss) and the unrealized loss on marketable securities. Comprehensive income (loss) was $4.2 million, $40.9 million, and $40.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. The following table reconciles Net Income (Loss) to Comprehensive Income (Loss) for the years ended December 31, 2001, 2000 and 1999 (in thousands).

Years Ended December 31,	2001	2000	1999
Net income (loss)	$(1,817)	$48,306	$40,105
Change in unrealized gain (loss) on marketable equity securities	6,004	(7,378)	—
Total comprehensive income	$ 4,187	$40,928	$40,105

The following table shows the individual components of the Other Comprehensive Income (Loss) on the Consolidated Balance Sheet as of December 31, 2001 and 2000 (in thousands).

December 31,	2001	2000
Unrealized loss on Cisco shares	$(1,527)	$(7,378)
Unrealized gain on marketable equity securities	153	—
Total other comprehensive loss	$(1,374)	$(7,378)

11. Industry and Geographical Segment

Industry Segments

The Company and its subsidiaries operate in one business segment: the semiconductor segment. The Company designs, develops, supports manufactures and markets highly-integrated mixed-signal semiconductor, hardware, software and system solutions for DVD, internet related, communications, VCD/SVCD, and PC Audio applications.

Geographic Segments

The Company sells and markets to leading PC and consumer OEM's worldwide. International sales comprised a significant portion of the Company's revenues. The geographic location of the Company's revenues is based upon destination of the shipment. Most of the long-lived assets located outside the United States are in Asia Pacific. The following is a summary of the Company's geographic locations (in thousands):

Year Ended December 31, 2001	Net Sales	Long-Lived Assets
United States	$ 6,885	$21,800
Taiwan	43,567	—
Japan	6,661	—
Singapore	1,975	—
Hong Kong	186,394	638
Rest of the World	25,898	—
Total Foreign	264,495	638
Total	$271,380	$22,438

Year Ended December 31, 2000	Net Sales	Long-Lived Assets
United States	$ 20,551	$30,344
Taiwan	79,302	—
Japan	15,138	—
Singapore	6,157	—
Hong Kong	149,925	689
Canada	—	28
Rest of the World	32,363	20
Total Foreign	282,885	737
Total	$303,436	$31,081

Year Ended December 31, 1999	Net Sales	Long-Lived Assets
United States	$ 14,812	$39,720
Taiwan	98,342	—
Japan	24,480	—
Singapore	14,547	—
Hong Kong	124,427	624
Rest of the World	34,043	—
Total Foreign	295,839	624
Total	$310,651	$40,344

Significant Customers

The following table summarizes the percentage of net revenues accounted for by the Company's significant customers for any year in which a customer or distributor accounts for 10% or more of revenues.

Years Ended December 31,	2001	2000	1999
Dynax	56%	35%	22%
Digital AV (formerly Shinco)	9%	10%	13%
Total from the two customers	65%	45%	35%

A majority of the Company's trade receivables are derived from sales to the Company's distributors. The Company generally extends 30-day credit terms to its customers, which is consistent with industry business practices. The Company performs ongoing credit evaluations of its customers' financial condition and generally, requires letters of credit from international customers. The Company maintains an allowance for doubtful accounts on its receivables based upon the expected collections of all accounts receivable. At December 31, 2001 and 2000, approximately 84% and 67%, respectively, of trade accounts receivable represent amounts due from two customers, as shown in the table below.

December 31,	2001	2000
Dynax, as a percentage of trade accounts receivable	79%	60%
Digital AV, as a percentage of trade accounts receivable	5%	7%
Total from the two customers	84%	67%

12. Commitments and Contingencies

The Company maintains leased office space in various locations. Future minimum rental payments under these operating leases are as follows (in thousands):

Year Ended December 31	Amount
2002	$1,050
2003	544
2004	97
2005	81
	$1,772

Lease expenses were $1.5 million, $1.4 million and $0.9 million in 2001, 2000 and 1999, respectively.

From time to time, the Company is subject to legal proceedings and claims in the ordinary course of business, including claims of alleged infringement of trademarks, copyrights and other intellectual property rights. In addition, from time to time, third parties assert patent infringement claims against the Company in the form of letters, lawsuits and other forms of communication. As of December 31, 2001, the Company was engaged in two lawsuits regarding patent and trademark issues.

The Company is not currently aware of any legal proceedings or claims that the Company believes are likely to have a material adverse effect on the Company's financial position, results of operations or cash flows. However, the Company may incur substantial expenses in defending against third-party claims. In the event of a determination adverse to the Company, the Company may incur substantial monetary liability, and be required to change its business practices. Either of these could have a material adverse effect on the Company's financial position, results of operations and cash flows.

13. Acquisitions and Related Charges

In February 2000, the Company acquired all of the outstanding shares and vested stock options of NetRidium Communications, Inc. ("NetRidium") for $5.3 million in cash, of which 10% was paid in November 2000. NetRidium is a development stage company, which develops broadband communication products enabling high-speed networking over existing phone lines in the home. NetRidium's assets, liabilities and expenses were not material to the Company. The purchase price was allocated to assets acquired and liabilities assumed based upon the book value of NetRidium's current assets, equipment and liabilities, which management believes approximate their fair market value and independent appraisal for all other identifiable assets as follows (in thousands).

	Amount
In-process research and development	$ 2,625
Technical infrastructure	797
Covenants not to complete	730
Current assets, net of liabilities assumed	1,105
Property and equipment	75
	5,332
Less cash acquired from acquisition	(1,066)
Net cash paid for acquisition	$ 4,266

The acquisition was recorded using the purchase method of accounting and accordingly, the results of operations and cash flows of such acquisition have been included from the date of acquisition. Acquired in-process research and development aggregating $2.6 million for the NetRidium acquisition was charged to operations in the second quarter of 2000. Technical infrastructure and covenants not to compete are being amortized over four years. In connection with the acquisition, the Company granted certain NetRidium employee's stock options to purchase 500,000 shares of the Company's stock at $17.68 per share, the fair market value on the date of grant. In addition, certain employees of NetRidium have signed employment contracts, which, among other things, provide that if the employee stays with the Company for the applicable vesting periods during the four-year term of the employment agreement, the employee's stock options will have a value of at least $8.85 more than the exercise price when such options become exercisable. The Company is accordingly accruing the additional compensation expense over the four-year term of the agreement. Approximately 428,000 of the options issued upon acquisition are subject to this guarantee. During 2001, the Company recorded approximately $0.5 million as compensation expense under this guarantee.

In April 2001, the Company entered into a definitive agreement (the "Agreement") to acquire Silicon Analog Systems ("SAS") in a merger transaction to be accounted for as a purchase business combination. SAS is a Canadian start-up company engaged in developing single chip solutions for wireless communications. This acquisition was consummated on April 12, 2001. The Company paid $1 million dollars on the consummation date and will pay an additional $1 million dollars one year from the consummation date. The total purchase price of two million dollars along with $75 thousand dollars of acquisition cost was primarily allocated to goodwill, based on an independent appraisal. The assets, liabilities and operating expenses for SAS were not material to the financial position or results of operations of the Company. The Company's results would not have been materially different if the acquisition occurred as of the beginning of the year.

14. Related Party Transactions with Vialta

In connection with the spin-off of Vialta, the Company entered into a Master Distribution Agreement that outlines the general terms and conditions of the distribution and a number of ancillary agreements that govern the various relationships between ESS and Vialta following the spin-off.

In addition, Mr. Fred S.L. Chan serves as Chairman of the Board for ESS and Vialta. He also serves as Chief Executive Officer of Vialta.

The Master Technology Ownership and License Agreement supercedes the prior Intellectual Property and Research and Development Agreements between ESS and Vialta and allocates ownership rights generally along the product lines of each of ESS and Vialta. In the Master Technology Ownership and License Agreement, the Company acknowledges Vialta's exclusive ownership of specific technology and trademarks related to Vialta's products. Vialta has unrestricted rights to use the assigned technology and related trademarks that Vialta alone owns.

The Master Technology Ownership and License Agreement does not obligate either Vialta or ESS to provide the other improvements that it makes to its own technology.

The Employee Matters Agreement allocates responsibilities relating to current and former employees of Vialta and their participation in any benefits plans that ESS has sponsored and maintained. Prior to the distribution, ESS transferred to Vialta approximately 9,839,672 shares of Vialta Class A common stock. This same number of shares of Vialta Class A common stock has been authorized and reserved for issuance under the Vialta 2001 Non-Statutory Stock Option Plan. Immediately prior to the distribution, Vialta granted options to all ESS employees who held ESS options, based on ESS options outstanding as of the record date for the spin-off distribution. As a result, on the date of the distribution, approximately 9,839,672 of the total shares authorized under the 2001 Non-Statutory Stock Options plan became subject to outstanding options. The resulting Vialta options will vest, become exercisable, expire and otherwise be treated under terms that essentially mirror the provisions of the corresponding ESS option held by the ESS employee.

The Tax Sharing and Indemnity Agreement allocate responsibilities for tax matters between ESS and Vialta. Vialta will indemnify ESS in the event the distribution initially qualifies for tax-free treatment and later becomes disqualified as a result of actions taken by Vialta or within Vialta's control. The Tax Sharing and Indemnity Agreement also assigns responsibilities for administrative matters such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations and similar proceedings.

The Real Estate Matters Agreement addresses real estate matters relating to property owned by ESS that ESS leases to Vialta, as well as other properties already leased by Vialta. The Real Estate Matters Agreement also amends and restates the terms of the lease from ESS to Vialta for the Fremont facility that currently serves as Vialta's corporate headquarters.

The Master Confidential Disclosure Agreement provides that Vialta and ESS agree not to disclose confidential information of the other except in specific circumstances or as may be permitted in an ancillary agreement.

The Master Transitional Services Agreement governs corporate support services that ESS has agreed to provide to Vialta, including, without limitation, information technology systems, human resources administration, product order administration, customer service, buildings and facilities and finance and accounting services, each as specified and on the terms set forth in the Master Transitional Services Agreement and in the schedules to the Master Transitional Services Agreement. The Master Transitional Services Agreement also provides for the provision of additional services identified from time to time after the distribution date that Vialta reasonably believes were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the Master Distribution Agreement, so long as the provision of such services would not significantly disrupt ESS's operations or significantly increase the scope of ESS's obligations under the agreement.

In addition, Vialta continues to be a customer of ESS and purchases chips from ESS from time to time pursuant to standard purchase orders.

The Company anticipates that it will continue to provide products and services to Vialta under the terms of these agreements. The following is a summary of major transactions between ESS and Vialta for the periods presented (in thousands):

	ESS Charges to Vialta	
Inter-company Agreements	Year 2001	Year 2000
Master Transitional Services Agreement R&D	$1,895	$3,077
Master Transitional Services Agreement G&A and S&M	3,139	3,361
Real Estate Matters Agreement	640	—
Master Technology Ownership and License Agreement	—	2,000
Chip Purchases	1,127	1,004
Total	$6,801	$9,442

In the years ended December 31, 2001, 2000 and 1999, ESS incurred approximately $0, $260,000 and $800,000 of inter-company charges for sharing Vialta's tax credit resulting from Vialta's net operating loss in 2001, 2000 and 1999, respectively.

On December 18, 2000, Vialta received a $30.0 million loan from a related party controlled by Annie M.H. Chan, a director of the Company and the spouse of Fred S.L. Chan. The $30.0 million short-term loan along with $194,000 accrued interest at 5.25% was repaid on January 31, 2001.

In September 1999, Vialta issued 40 million shares of Series A Convertible Preferred Stock (Series A) at $0.25 per share to the Company for $10.0 million in cash. In October 1999, Mr. Fred Chan, Chairman of ESS and Vialta, purchased 4 million shares of Vialta common stock at $0.25 per share for $1.0 million by issuing a full recourse promissory note to Vialta, which bore interest at a market rate. The principal and accrued interest under this promissory note was paid in full in March 2000. Also in October 1999, Vialta issued 400,000 and 1,820,000 common shares at $0.25 per share to the Company and certain employees, respectively, for full recourse promissory notes in the aggregate principal amount of $555,000. These notes were fully paid in cash to Vialta in the first quarter of 2000.

In December 1999, Vialta issued 40.3 million shares of Series B Preferred Stock (Series B) at $2.60 per share for $104.8 million: 20 million shares to the Company for $52.0 million and 20.3 million shares to third-party investors for $52.8 million in cash. In January 2000, Vialta received $20.8 million in the form of a full recourse promissory note, which bore interest at a market rate, from a party controlled by Mr. Fred S.L. Chan and his wife Ms. Annie Chan, a director of the Company, for the purchase of 8 million shares of Series B Preferred Stock at $2.60 per share. The principal and accrued interest under this promissory note were paid in full in March 2000. During the first quarter of 2000, Vialta received $7.0 million in cash from third-party investors for subscriptions to purchase 2.7 million shares of its Series B Preferred Stock.

15. Transactions with Dynax Electronics

ESS Technology sells its products through its direct sales force as well as through distributors. Dynax Electronics (HK) LTD. is our largest distributor. Most of our sales are sold through our direct sales force and ESS engineers located in our Fremont headquarters do all the design specifications and custom development work with a customer's design team. However, when a customer in China and Hong Kong places an order for our semiconductor products we ask them to place it with Dynax, who functions much like a trading company. Dynax manages the order process, arranges shipment into China and Hong Kong, manages the letters of credit, and provides credit and collection expertise and services.

The following table summarizes Dynax's percentage of net revenues for the year ended December 31, 2001, 2000 and 1999, respectively (in thousands, except percentage amounts).

Years Ended December 31,	2001	2000	1999
Net revenues	$271,380	$303,436	$310,651
Net revenues from Dynax	151,972	106,203	68,343
Percentage of net revenues	56%	35%	22%

The following table summarizes Dynax's percentage of trade accounts receivable as of December 31, 2001 and 2000 (in thousands, except percentage amounts).

December 31,	2001	2000
Trade accounts receivable	$42,799	$55,342
Trade accounts receivable from Dynax	33,811	33,459
Percentage of trade accounts receivable	79%	60%

16. ESS 401(K) Plan

The Company has a 401(K) Plan (the "401(K) Plan"), which covers substantially all employees. Each eligible employee may elect to contribute to the 401(K) Plan, through payroll deductions, up to 10% of their compensation, subject to current statutory limitations. No contributions were made by the Company through December 31, 2001.

17. Subsequent Events

On February 1, 2002, we announced that we had commenced a public offering of 4,800,000 shares of our common stock at a price of $19.38 per share. We sold 2,500,000 shares, and 2,300,000 shares were sold by selling shareholders—we did not receive any of the proceeds from the sale of shares by the selling shareholders: Annie M.H. Chan, the Annie M.H. Chan Living Trust and the Shiu Leung Chan & Annie M.H. Chan Gift Trust. We received the net proceeds of $45,550,000 on February 6, 2002, which will be used for general corporate purposes, which may include acquisitions of companies, acquisitions of technology and capital expenditures. Pending such uses, we intend to invest the net proceeds from the offering in short-term, interest bearing, investment grade securities.

SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following table presents unaudited quarterly financial information for each of the Company's last eight quarters. This information has been derived from the Company's audited financial statements and has been prepared on the same basis as the audited Consolidated Financial Statements appearing elsewhere in this Annual Report. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the quarterly results (in thousands, except per share amounts).

	2000				2001			
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30	Dec. 31
Statement of Operations Data:								
Net revenues	$83,597	$79,587	$87,714	$52,538	$ 50,808	$ 64,909	$72,397	$83,266
Cost of revenues	53,114	49,296	52,521	37,521	39,606	45,970	45,930	48,725
Gross profit	30,483	30,291	35,193	15,017	11,202	18,939	26,467	34,541
Operating expenses:								
Research and development	4,854	8,328	7,111	7,539	6,411	7,592	7,273	6,681
In-process research and development	2,625	—	—	—	—	—	—	—
Selling, general and administrative	8,592	9,638	10,946	7,049	8,666	8,917	11,686	11,420
Operating income (loss)	14,412	12,325	17,136	429	(3,875)	2,430	7,508	16,440
Non-operating income, net	928	518	36,576	3,788	325	(20,795)	989	701
Income (loss) before income taxes	15,340	12,843	53,712	4,217	(3,550)	(18,365)	8,497	17,141
Provision for (benefit from) income taxes	3,054	2,127	17,183	582	(382)	(8,167)	425	862
Net income (loss) from continuing operations	12,286	10,716	36,529	3,635	(3,168)	(10,198)	8,072	16,279
Discontinued operation, net of minority interest:								
Loss from discontinued operation, net of minority interest	(3,595)	(2,225)	(3,810)	(5,230)	(4,205)	—	—	—
Loss from disposal of discontinued operation, net of minority interest	—	—	—	—	(13,312)	—	4,715	—
Net income (loss)	$ 8,691	$ 8,491	$32,719	$ (1,595)	$(20,685)	$(10,198)	$12,787	$16,279
Net income (loss) per share:								
Basic								
Continuing operations	$ 0.29	$ 0.25	$ 0.85	$ 0.08	$ (0.07)	$ 0.24	$ 0.19	$ 0.39
Discontinuing operation	(0.08)	(0.05)	(0.09)	(0.12)	(0.42)	—	0.11	—
	$ 0.21	$ 0.20	$ 0.76	$ (0.04)	$ (0.49)	$ 0.24	$ 0.30	$ 0.39
Diluted								
Continuing operations	$ 0.26	$ 0.22	$ 0.79	$ 0.08	$ (0.07)	$ 0.24	$ 0.18	$ 0.35
Discontinuing operation	(0.07)	(0.04)	(0.08)	(0.12)	(0.42)	—	0.10	—
	$ 0.19	$ 0.18	$ 0.71	$ (0.04)	$ (0.49)	$ 0.24	$ 0.28	$ 0.35
Shares used in calculating net income (loss) per share:								
Basic	41,804	42,374	43,310	42,699	42,370	42,375	42,380	41,976
Diluted	46,869	48,006	46,138	44,704	42,370	42,375	45,375	45,867

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of
ESS Technology, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of ESS Technology, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
January 23, 2002, except for Note 17,
as to which the date is February 6, 2002.

DIRECTORS

Fred S.L. Chan
Chairman of ESS Technology, Inc.

Robert L. Blair
Director, President and Chief Executive Officer

Annie M.H. Chan
Director

David Lee
Director

Peter T. Mok
Director

Dominic Ng
Director

EXECUTIVE OFFICERS

Fred S.L. Chan
Chairman of the Board of Directors of the Company, Chairman of the Board of Directors of Vialta, Inc.

Robert L. Blair
Director, President, Chief Executive Officer

Patrick Ang
Executive Vice President and Chief Operating Officer

James B. Boyd
Chief Financial Officer, Chief Accounting Officer and Assistant Secretary

CORPORATE HEADQUARTERS

48401 Fremont Boulevard
Fremont, CA 94538
Telephone: 510/492-1088
Facsimile: 510/492-1098

OFFICES WORLDWIDE

Domestic Offices

48401 Fremont Boulevard
Fremont, California 94538
510/492-1088

7575 Irvine Center Drive, Suite 150
Irvine, California 92618
949/453-6800

2600 Via Fortuna, Suite 100
Austin, Texas 78746
512/347-2088

2737-152nd Avenue NE
Redmond, WA 98052
425/558-1080

Overseas Offices

235 Yorkland Boulevard #1000
North York, Ontario, Canada M2J 4Y8
416/498-8895

Unit 1106, 1708 Dolphin Avenue,
Kelowna, BC. Canada, V1Y 9S4
250/869-8251

Rm 808, 8/F, Tower B, Ke Yuan Bldg,
No.105, Xi San Huan Bei Road,
Hai Dian District, Beijing, PRC 100037
86/10-8841-4205

15/F, Shenzhen Commercial Bank Mansion,
No. 1099 Shen Nan Zhong Road,
Shenzhen, PRC 518031
86/755-587-8318

12/F, Shenzhen Commercial Bank Mansion,
No. 1099 Shen Nan Zhong Road,
Shenzhen, PRC 518031
86/755-587-8318

Unit 1, 18th Floor, Westley Square,
48 Hoi Yuen Road, Kwun Tong
Kowloon, Hong Kong
852/2418-0860

11/F, No. 216 Tun Hwa S. Road, Section 2,
Taipei 106, Taiwan ROC
8862/2377-9221

SHAREHOLDER INFORMATION

The Annual Meeting of Shareholders will be held at 2:00 p.m., May 29, 2002, at The Marriott Hotel, 46100 Landing Parkway, Fremont, California 94538

FORM 10-K

The Company's Form 10-K as filed with the Securities and Exchange Commission, is available without charge upon written request to:

Investor Relations
48401 Fremont Boulevard
Fremont, CA 94538
Telephone: 510/492-1180 or
Email: ir@esstech.com

TRANSFER AGENT AND REGISTRAR

Chase Mellon Shareholder Services, LLC
235 Montgomery Street, 23rd Floor,
San Francisco, CA 94104
Website: www.chasemellon.com

INDEPENDENT ACCOUNTANTS

PriceWaterhouseCoopers LLP
150 Almaden Boulevard
San Jose, California 95113

LEGAL COUNSEL

Orrick, Herrington & Sutcliffe LLP
1020 Marsh Road
Menlo Park, California 94025

COMMON STOCK DATA

As of March 5, 2002, there were approximately 205 record holders of the Company's Common Stock. The last reported sale price on that date was $23.01.

STOCK PRICE HISTORY

The Company's Common Stock has been trading on the Nasdaq National Market® under the symbol "ESST" since October 6, 1995. The following table sets forth the high and low last reported sales prices for the Common Stock as reported by the Nasdaq National Market during the period indicated.

	High	Low
Fiscal 2001		
First Quarter	8.87	4.50
Second Quarter	10.60	4.75
Third Quarter	16.12	5.89
Fourth Quarter	24.45	9.95
Fiscal 2000		
First Quarter	26.25	14.50
Second Quarter	17.93	10.50
Third Quarter	18.81	13.06
Fourth Quarter	16.68	4.68

The Company has never declared or paid any cash dividends on its Common Stock. The Company currently anticipates that it will retain all future earnings for use in its business and does not anticipate paying any cash dividends in the foreseeable future.

In January 2002, ESS Technology successfully completed a secondary public stock offering to raise capital for future growth and build shareholder value.


ESS Technology
February 19, 2002
ESS

ESS Technology, Inc.
48401 Fremont Boulevard, CA 94538 / Telephone: 510-492-1088 / Facsimile: 510-492-1098 / www.esstech.com